                                                                                                                               Exhibit 2.1

                                                                                                                                                                                                                             Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

JOY GLOBAL INC.,

KOMATSU AMERICA CORP.,

PINE SOLUTIONS INC.

and

(solely for the purposes set forth on its signature page hereto)

KOMATSU LTD.

Dated as of July 21, 2016

TABLE OF CONTENTS

                     ARTICLE I THE MERGER

SECTION 1.01 The Merger	2
SECTION 1.02 The Effective Time	2
SECTION 1.03 The Closing	2
SECTION 1.04 Effects of the Merger	2
SECTION 1.05 Organizational Documents	3
SECTION 1.06 Survining Corporation Directors and Officers	3

                     ARTICLE II EFFECT ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES AND BOOK-ENTRY SHARES

SECTION 2.01 Effect of Merger on Capital Stock	3
SECTION 2.02 The Effective Time	4
SECTION 2.03 The Closing	7
SECTION 2.04 Effects of the Merger	9

                     ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY

                     ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE APRENT AND MERGER SUB

                     ARTICLE V COVENANTS RELATING TO CONDUCT OF BUSINESS

SECTION 5.01 Conduct of Business	30
SECTION 5.02 No Solicitation by the Company; Company Board Recommendation	35

                     ARTICLE VI ADDITIONAL AGREEMENTS

                     ARTICLE VII CONDITIONS PRECEDENT

SECTION 7.01 Conditions to Each Party's Obligation to Effect the Transactions	55
SECTION 7.02 Conditions to Obligations of the Company	55
SECTION 7.03 Conditions to Obligations of Parent and Merger Sub	56

                     ARTICLE VIII TERMINATION, AMENDMENT AND WAIVER

                     ARTICLE IX GENERAL PROVISIONS

Exhibits Exhibit A – Defined Terms Schedules Company Disclosure Schedule

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of July 21, 2016, is by and among Joy Global Inc., a Delaware corporation (the "Company"), Komatsu America Corp., a Georgia corporation (the "Parent"), Pine Solutions Inc., a Delaware corporation and wholly-owned Subsidiary of Parent ("Merger Sub" and, together with the Company and Parent, the "Parties"), and, solely for the purposes set forth on its signature page hereto, Komatsu Ltd., a Japanese joint stock company (the "Guarantor").
RECITALS
WHEREAS, the Parties intend that, upon the terms and subject to the conditions set forth herein, at the Effective Time, Merger Sub will merge with and into the Company, with the Company surviving such merger;

WHEREAS, the board of directors of the Company (the "Company Board") unanimously has (a) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, for the Company to enter into this Agreement, (b) adopted this Agreement and approved the Company's execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement and (c) resolved to recommend that the Company's stockholders approve this Agreement;

WHEREAS, the board of directors of Parent has (a) determined that it is in the best interests of Parent and its stockholders, and declared it advisable, for Parent to enter into this Agreement and (b) adopted this Agreement and approved Parent's execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement;

WHEREAS, the board of directors of Merger Sub has (a) determined that it is in the best interests of Merger Sub and its stockholder, and declared it advisable, for Merger Sub to enter into this Agreement, (b) adopted this Agreement and approved Merger Sub's execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement and (c) resolved to recommend that Parent, in its capacity as Merger Sub's sole stockholder, approve this Agreement;

WHEREAS, Parent, as sole stockholder of Merger Sub, will concurrently with the execution of this Agreement approve the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and subject to the conditions set forth herein, and each intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

 THE MERGER

SECTION 1.01 The Merger. At the Effective Time, upon the terms and subject to the conditions set forth herein, Merger Sub shall be merged with and into the Company in accordance with Section 251 of the Delaware General Corporation Law (the "DGCL") and this Agreement (the "Merger"), and the separate corporate existence of Merger Sub shall cease. The Company shall be the surviving corporation in the Merger (sometimes referred to herein as the "Surviving Corporation") and shall continue to be governed by the laws of the State of Delaware.

SECTION 1.02 The Effective Time. As soon as practicable on the Closing Date, the Company shall file with the Secretary of State of the State of Delaware the certificate of merger relating to the Merger (the "Certificate of Merger") executed and acknowledged in accordance with, and containing such information as is required by, the relevant provisions of the DGCL in order to effect the Merger. The Merger shall become effective at the time the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, or at such later time as Parent and Company shall agree and specify in the Certificate of Merger in accordance with the relevant provisions of the DGCL (such date and time being referred to herein as the "Effective Time").

SECTION 1.03 The Closing. Unless this Agreement has been terminated in accordance with Section 8.01, the consummation of the Merger (the "Closing") shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019 at 10:00 a.m. New York City time, no later than the third Business Day after the satisfaction or waiver of the conditions to the Closing set forth in Article VII (except for those conditions to the Closing that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions by the Party entitled to waive such conditions), unless another time, date or place is mutually agreed to in writing by the Parties. The date on which the Closing occurs is referred to herein as the "Closing Date."

SECTION 1.04 Effects of the Merger. The effects of the Merger shall be as provided in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation, all as provided under the DGCL.

SECTION 1.05 Organizational Documents. As of the Effective Time, the articles of incorporation of the Surviving Corporation shall be amended and restated to be the same as the articles of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, until thereafter amended as provided therein and in accordance with applicable Law, except that the name of the Surviving Corporation shall be "Joy Global Inc." As of the Effective Time, the bylaws of the Surviving Corporation shall be amended and restated to be the same as the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, until thereafter amended as provided therein and in accordance with applicable Law, except that the name of the Surviving Corporation shall be "Joy Global Inc."

SECTION 1.06 Surviving Corporation Directors and Officers. Except as otherwise determined by the Parent prior to the Effective Time, (i) the directors of Merger Sub as of immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and (ii) the officers of the Company as of immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of the Surviving Corporation.

ARTICLE II

 EFFECT ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES AND BOOK-ENTRY SHARES

SECTION 2.01 Effect of Merger on Capital Stock.

(a)        Treatment of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or any holder of shares of Company Common Stock:

(i) Cancellation of Treasury and Certain Other Stock. Each share of common stock, $1.00 par value, of the Company ("Company Common Stock") that is owned by the Company as treasury stock, if any, each share of Company Common Stock that is owned by a wholly-owned Subsidiary of the Company, if any, and each share of Company Common Stock that is owned, directly or indirectly, by Parent or Merger Sub, if any, immediately prior to the Effective Time shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and no consideration or payment shall be delivered in exchange therefor or in respect thereof;

(ii) Conversion of Company Common Stock. Subject to Section 2.01(b) and except as otherwise provided in this Agreement, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (except for shares to be canceled and retired or converted in accordance with Section 2.01(a)(i) and the Dissenting Shares) shall be converted automatically into the right to receive an amount in cash (without interest) equal to the Merger Consideration, payable as provided in Section 2.02, and, when so converted, shall automatically be canceled and retired and shall cease to exist; and

(iii)     Conversion of Merger Sub Common Stock. Each share of common stock, par value $1.00 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, $1.00 par value, of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation. From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(b)         Adjustments to Merger Consideration. If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company (or any other securities convertible therefor or exchangeable thereto) shall occur as a result of any reclassification, stock split (including a reverse stock split), combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, or any similar event, the Merger Consideration and any other similarly dependent items shall be equitably adjusted to provide to Parent, Merger Sub, and the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such action.

SECTION 2.02 Payment for Shares.

(a)         Paying Agent. Prior to the Effective Time, Parent and the Company shall mutually agree upon and appoint a bank or trust company to act as paying agent (the "Paying Agent") for the purpose of exchanging shares of Company Common Stock for the Merger Consideration in accordance with Section 2.01(a)(ii). Prior to the Effective Time, Parent shall irrevocably deposit or cause to be deposited with the Paying Agent, in trust for the benefit of the holders of Company Common Stock contemplated by Section 2.01(a)(ii), cash in an amount equal to the aggregate amount of the Merger Consideration pursuant to Section 2.01(a)(ii) (the "Payment Fund") and shall provide written evidence reasonably satisfactory to the Company of the completion of such deposit. The Paying Agent shall deliver the Merger Consideration to be paid pursuant to Section 2.01(a) out of the Payment Fund. Except as provided in Section 2.02(e), the Payment Fund shall not be used for any other purpose.

(b)	Payment Procedures.

(i) Promptly after the Effective Time (but no later than two (2) Business Days after the Effective Time), the Paying Agent will mail to each holder of record of a certificate representing outstanding shares of Company Common Stock immediately prior to the Effective Time (a "Certificate") and to each holder of uncertificated shares of Company Common Stock represented by book entry immediately prior to the Effective Time ("Book-Entry Shares"), in each case, whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.01(a)(ii):

(1) a letter of transmittal, which shall specify that delivery shall be effected, and that risk of loss and title to Certificates or Book-Entry Shares held by such holder will pass, only upon delivery of such Certificates or Book-Entry Shares to the Paying Agent and which shall be in form and substance reasonably satisfactory to Parent and the Company, and

(2) instructions for use in effecting the surrender of such Certificates or Book-Entry Shares in exchange for the Merger Consideration with respect to such shares.

(ii) Upon surrender to, and acceptance in accordance with Section 2.02(b)(iii) by, the Paying Agent of a Certificate or Book-Entry Share, the holder thereof will be entitled to the Merger Consideration payable in respect of the number of shares of Company Common Stock formerly represented by such Certificate or Book-Entry Share surrendered under this Agreement.

(iii) The Paying Agent will accept Certificates or Book-Entry Shares upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange of the Certificates and Book-Entry Shares in accordance with customary exchange practices.

(iv) From and after the Effective Time, no further transfers may be made on the records of the Company or its transfer agent of Certificates or Book-Entry Shares, and if any Certificate or Book-Entry Share is presented to the Company for transfer, such Certificate or Book-Entry Share shall be canceled against delivery of the Merger Consideration payable in respect of the shares of Company Common Stock represented by such Certificate or Book-Entry Share.

(v) If any Merger Consideration is to be remitted to a name other than that in which a Certificate or Book-Entry Share is registered, no Merger Consideration may be paid in exchange for such surrendered Certificate or Book-Entry Share, unless:

(1) either (A) the Certificate so surrendered is properly endorsed, with signature guaranteed, or otherwise in proper form for transfer or (B) the Book-Entry Share is properly transferred; and

(2) the Person requesting such payment shall (A) pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of the Certificate or Book-Entry Share or (B) establish to the satisfaction of the Paying Agent that such Tax has been paid or is not payable.

(vi) At any time after the Effective Time until surrendered as contemplated by this Section 2.02, each Certificate or Book-Entry Share shall be deemed to represent only the right to receive upon such surrender the Merger Consideration payable in respect of the shares of Company Common Stock represented by such Certificate or Book-Entry Share as contemplated by Section 2.01(a)(ii). No interest will be paid or accrued for the benefit of holders of Certificates or Book-Entry Shares on the Merger Consideration payable in respect of the shares of Company Common Stock represented by Certificates or Book-Entry Shares.

(c)         No Further Ownership Rights in Company Common Stock.

(i) At the Effective Time, each holder of a Certificate, and each holder of Book-Entry Shares, will cease to have any rights with respect to such shares of Company Common Stock, except, to the extent provided by Section 2.01, for the right to receive the Merger Consideration payable in respect of the shares of Company Common Stock formerly represented by such Certificate or Book-Entry Shares upon surrender of such Certificate or Book-Entry Share in accordance with Section 2.02(b) (subject to Section 2.04 in respect of Dissenting Shares);

(ii) The Merger Consideration paid upon the surrender or exchange of Certificates or Book-Entry Shares in accordance with this Section 2.02 will be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Certificates or Book-Entry Shares.

(d)         Termination of Payment Fund. The Paying Agent will deliver to the Surviving Corporation, upon the Surviving Corporation's demand, any portion of the Payment Fund (including any interest and other income received by the Paying Agent in respect of all such funds) which remains undistributed to the former holders of Certificates or Book-Entry Shares upon expiration of the period ending six (6) months after the Effective Time. Thereafter, any former holder of Certificates or Book-Entry Shares prior to the Merger who has not complied with this Section 2.02 prior to such time, may look only to the Surviving Corporation for payment of his, her or its claim for Merger Consideration to which such holder may be entitled.

(e)         Investment of Payment Fund. The Paying Agent shall invest any cash in the Payment Fund if and as directed by Parent; provided that such investment shall be in obligations of, or guaranteed by, the United States of America, in commercial paper obligations of issuers organized under the Law of a state of the United States of America, rated A‑1 or P‑1 or better by Moody's Investors Service, Inc. or Standard & Poor's Ratings Service, respectively, or in certificates of deposit, bank repurchase agreements or bankers' acceptances of commercial banks with capital exceeding $10,000,000,000, or in mutual funds investing in such assets. Any interest and other income resulting from such investments shall be paid to, and be the property of, Parent. No investment losses resulting from investment of the Payment Fund shall diminish the rights of any of the Company's stockholders to receive the Merger Consideration or any other payment as provided herein. To the extent there are losses with respect to such investments or the Payment Fund diminishes for any other reason below the level required to make prompt cash payment of the aggregate funds required to be paid pursuant to the terms hereof, Parent shall reasonably and promptly replace or restore the cash in the Payment Fund, so as to ensure that the Payment Fund is at all times maintained at a level sufficient to make such cash payments.

(f)         No Liability. None of the Company, Parent, Merger Sub, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any portion of the Payment Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g)         Withholding Taxes. Each of Parent, the Company, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the amount otherwise payable to any Person pursuant to this Agreement such amounts for Taxes that the Parent, the Company, the Surviving Corporation or the Paying Agent, as applicable is required to deduct and withhold with respect to the making of such payment under applicable Tax Law. Amounts so deducted and withheld shall be timely paid over to the appropriate taxing authority, and shall be treated for all purposes under this Agreement as having been paid to the Person in respect of which such deduction or withholding was made. Parent, the Company the Surviving Corporation or the Paying Agent, as relevant, shall provide advance notice of any requirement to withhold and deduct Taxes.

(h)         Lost, Stolen or Destroyed Certificates. If any Certificate formerly representing shares of Company Common Stock has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable and customary amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall deliver and pay, in exchange for such lost, stolen or destroyed certificate, the Merger Consideration payable in respect thereof pursuant to this Agreement.

SECTION 2.03 Equity Awards.

(a)          Company Options. At the Effective Time, each Company Option that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, shall be cancelled by virtue of the Merger and without any action on the part of the holder thereof, in consideration for the right to receive, as promptly as practicable (but not later than 3 Business Days) following the Effective Time, a cash payment (without interest and less applicable withholding Taxes) with respect thereto equal to the product of (i) the number of shares of Company Common Stock subject to such Company Option as of immediately prior to the Effective Time and (ii) the excess, if any, of the Merger Consideration over the exercise price per share of Company Common Stock subject to such Company Option as of immediately prior to the Effective Time.

(b)         Company RSU Awards and Company Performance Share Awards.

(i) At the Effective Time, each Company RSU Award (excluding any Company Rollover RSU Award) and each Company Performance Share Award that is outstanding as of immediately prior to the Effective Time shall be cancelled by virtue of the Merger and without any action on the part of the holder thereof, in consideration for the right to receive, as promptly as practicable (but not later than 3 Business Days) following the Effective Time, a cash payment (without interest and less applicable withholding Taxes) with respect thereto equal to the product of (A) the number of shares of Company Common Stock subject to such Company RSU Award or Company Performance Share Award as of immediately prior to the Effective Time and (B) the Merger Consideration; provided, however, that to the extent that any such Company RSU Award or Company Performance Share Award constitutes nonqualified deferred compensation subject to Section 409A of the Code, such cash payment shall be paid in accordance with the applicable award's terms and at the earliest time permitted under the terms of such award that will not result in the application of a tax or penalty under Section 409A of the Code. For each Company Performance Share Award outstanding immediately prior to the Effective Time, the number of shares subject to the applicable award shall be one hundred percent (100%) of the "Target Number of Performance Shares" set forth in the award at the time of grant.

(ii) At the Effective Time, each Company Rollover RSU Award that is outstanding as of immediately prior to the Effective Time shall be converted into a long-term incentive award (a "Cash LTI Award") that entitles the holder to receive an aggregate fixed amount in cash equal to the product of (A) the number of shares of Company Common Stock underlying the Company Rollover RSU Award as of immediately prior to the Effective Time and (B) the Merger Consideration. Each Cash LTI Award shall be subject to the same vesting terms that applied to the corresponding Company Rollover RSU Award as of immediately prior to the Effective Time. The portion of each Cash LTI Award that becomes vested on each applicable vesting date (including the date of a Qualifying Termination following the Effective Time, if applicable) shall be paid within thirty (30) days following such vesting date.

(c)         Employee Stock Purchase Plans. Prior to the Effective Time, the Company Board and/or the appropriate committee thereof shall take action with respect to the Employee Stock Purchase Plans in order to effectuate the following: (i) to cause the option offering periods ongoing as of the date of this Agreement to be the final option offering periods under the Employee Stock Purchase Plans and the purchase rights outstanding under the Employee Stock Purchase Plans as of the date of this Agreement to be exercised on the earlier of (x) the applicable regularly scheduled purchase date and (y) the trading date that is five Business Days prior to the Closing Date (in each case, the "Final Purchase Date"), (ii) to cause that no additional options shall be granted under the Employee Stock Purchase Plans on or after the applicable Final Purchase Date, (iii) to prohibit participants in the Employee Stock Purchase Plans from increasing their payroll deductions from those in effect on the date of this Agreement, and (iv) to terminate the Employee Stock Purchase Plans effective immediately prior to the Closing Date.

(d)         Prior to the Effective Time, the Company, the Company Board of Directors and/or the appropriate committee thereof, as applicable, shall adopt any resolutions that are necessary to effectuate the provisions of this Section 2.03.

SECTION 2.04 Appraisal Rights.

(a)         Notwithstanding any provision of this Agreement to the contrary, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and that are held by holders who have not voted in favor of or consented to the Merger and who are entitled to demand and have properly demanded their rights to be paid the fair value of such shares of Company Common Stock in accordance with Section 262 of the DGCL (a "Dissenting Share") shall not be cancelled and converted into the right to receive the Merger Consideration as provided in Section 2.01 and Section 2.02, and the holders of Dissenting Shares shall be entitled to only such rights as are granted by Section 262 of the DGCL. If, after the Effective Time, any such holder fails to perfect or otherwise effectively waives, withdraws or loses such right, such Dissenting Shares shall thereupon be treated as if they had been converted into, and have become exchangeable for, at the Effective Time, the right to receive the Merger Consideration as provided in accordance with Section 2.01 and Section 2.02, without any interest thereon.

(b)         The Company shall promptly notify Parent of any notices of intent, demands or other communications received by the Company for appraisal of any shares of Company Common Stock and attempted withdrawals of such demands and of any other instruments served pursuant to the DGCL and received by the Company relating to Section 262 of the DGCL, and Parent shall have the right to participate in negotiations and proceedings with respect to such demands for appraisal.

ARTICLE III

 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the Company Reports publicly available and filed with or furnished to the SEC within twelve (12) months prior to the date of this Agreement (other than disclosures in the "Risk Factors" sections of the such Company Reports or any disclosures included in such Company Reports that are similarly cautionary, predictive or forward-looking in nature; provided, that any matter set forth in such Company Reports shall be deemed to qualify any representation or warranty in this Article III only to the extent that the manner in which it would qualify a representation or warranty is reasonably apparent) or (b) subject to Section 9.04(j), as set forth in the corresponding section of the disclosure schedule delivered by the Company to Parent concurrently with the execution and delivery by the Company of this Agreement (the "Company Disclosure Schedule"), the Company represents and warrants to Parent and Merger Sub as follows:

SECTION 3.01 Organization, Standing and Power. The Company is duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of the Subsidiaries of the Company (the "Company Subsidiaries") is duly organized, validly existing and in active status or good standing, as applicable, under the laws of the jurisdiction in which it is organized (in the case of active status or good standing, to the extent such jurisdiction recognizes such concept), except where the failure to be so organized, existing or in active status or good standing, as applicable, has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries has all requisite entity power and authority to own, operate, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted, except where the failure to have such power or authority or possess such Permits would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership, operation or leasing of its properties make such qualification necessary, except in any such jurisdiction where the failure to be so qualified or licensed would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent true and complete copies of the amended and restated articles of incorporation of the Company in effect as of the date of this Agreement (the "Company Articles") and the bylaws of the Company in effect as of the date of this Agreement (the "Company Bylaws").

SECTION 3.02 Company Subsidiaries. All the outstanding shares of capital stock or voting securities of, or other equity interests in, each Company Subsidiary have been validly issued and are fully paid and nonassessable and are owned by the Company, by another Company Subsidiary or by the Company and another Company Subsidiary, free and clear of (a) all Liens and (b) any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock, voting securities or other equity interests), except, in the case of the foregoing clauses (a) and (b), as imposed by this Agreement or applicable securities Laws. Except as set forth in Section 3.02 of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary owns any shares of capital stock or voting securities of, or other equity interests in, any Person other than Persons that are wholly owned, directly or indirectly, by the Company.

SECTION 3.03 Capital Structure.

(a)         The authorized capital stock of the Company consists of 155,000,000 shares of which 150,000,000 shares is Company Common Stock of the par value of $1.00 each, 5,000,000 shares is preference stock of the par value $1.00 each (the "Preferred Stock"). At the close of business on July 18, 2016, (i) 98,148,958 shares of Company Common Stock were issued and outstanding, (ii) no shares of Preferred Stock were issued and outstanding, (iii) 33,644,764 shares of Company Common Stock were held by the Company in its treasury, (iv) Company RSU Awards with respect to an aggregate of 1,646,975 shares of Company Common Stock were issued and outstanding, (v) Company Performance Share Awards with respect to an aggregate of 781,011 shares of Company Common Stock based on achievement of applicable performance criteria at the maximum level were issued and outstanding, and (vi) Company Options with respect to an aggregate of 3,953,757 shares of Company Common Stock were issued and outstanding. At the close of business on July 18, 2016, (a) an aggregate of 6,727,971 shares of Company Common Stock were reserved and available for issuance pursuant to the Company Stock Plans and (b) and an aggregate of 1,444,761 shares of Company Common Stock were reserved and available for issuance pursuant to the Employee Stock Purchase Plans.

(b)         All outstanding shares of Company Common Stock are, and all shares of Company Common Stock that may be issued upon the settlement or exercise (as applicable) of Company RSU Awards, Company Performance Share Awards and Company Options will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any preemptive right. Except as set forth in this Section 3.03 or pursuant to the terms of this Agreement, there are not issued, reserved for issuance or outstanding, and there are not any outstanding obligations of the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, (i) any capital stock of the Company or any Company Subsidiary or any securities of the Company or any Company Subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary, (ii) any warrants, calls, options or other rights to acquire from the Company or any Company Subsidiary, or any other obligation of the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary or (iii) any rights issued by or other obligations of the Company or any Company Subsidiary that are linked in any way to the price of any class of Company Common Stock or any shares of capital stock of any Company Subsidiary, the value of the Company, any Company Subsidiary or any part of the Company or any Company Subsidiary or any dividends or other distributions declared or paid on any shares of capital stock of the Company or any Company Subsidiary (the foregoing clauses (i), (ii) and (iii), collectively, "Equity Securities"). Except pursuant to the Company Stock Plan, there are not any outstanding obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any Equity Securities. There is no outstanding Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote ("Company Voting Debt"). No Company Subsidiary owns any shares of Company Common Stock. Neither the Company nor any of the Company Subsidiaries is a party to any voting agreement with respect to the voting of any capital stock or voting securities of, or other equity interests in, the Company or any of the Company Subsidiaries.

SECTION 3.04 Authority; Execution and Delivery; Enforceability. The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its covenants and agreements hereunder and to consummate the Merger, subject, in the case of the Merger, to the receipt of the Company Stockholder Approval, and no other corporate proceedings on the part of Company are necessary for the foregoing. The Company Board has unanimously adopted resolutions, at a meeting duly called at which a quorum of directors of the Company was present, (a) determining that it is in the best interests of the Company and its stockholders, and declaring it advisable, for the Company to enter into this Agreement, (b) adopting this Agreement and approving the Company's execution, delivery and performance of this Agreement and the consummation of the transactions contemplated thereby and (c) resolving to recommend that the Company's stockholders approve this Agreement (the "Company Board Recommendation") and directing that this Agreement be submitted to the Company's stockholders for approval at a duly held meeting of such stockholders for such purpose (the "Company Stockholders Meeting"). Such resolutions have not been amended or withdrawn as of the date of this Agreement. Except for (i) the affirmative vote of the holders of a majority of the combined voting power of the then outstanding shares of Company Common Stock entitled to vote at the Company Stockholders Meeting, voting together as a single class (the "Company Stockholder Approval") and (ii) the filing of the Certificate of Merger as required by the DGCL, no other vote or corporate proceedings on the part of the Company or its stockholders are necessary to authorize, adopt or approve this Agreement or to consummate the Merger. The Company has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject in all respects to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws relating to or affecting creditors' rights generally and general equitable principles (whether considered in a proceeding in equity or at law) (the "Bankruptcy and Equity Exceptions").

SECTION 3.05 No Conflicts; Consents.

(a)         The execution and delivery by the Company of this Agreement does not, and the performance by the Company of its covenants and agreements hereunder and the consummation of the Merger will not, (i) subject to obtaining the Company Stockholder Approval, conflict with, or result in any violation of any provision of, the Company Articles, the Company Bylaws or the Organizational Documents of any Company Subsidiary, (ii) other than the Consents set forth in Section 3.05(a)(ii) of the Company Disclosure Schedule (the "Required Consents"), conflict with, result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under any Company Material Contract or any other material Contract to which Company or any of the Company Subsidiaries is party or by which any of their respective properties or assets is bound or any material Permit applicable to the business of the Company or any of the Company Subsidiaries or (iii) subject to obtaining the Company Stockholder Approval and the Consents referred to in Section 3.05(b) and making the Filings referred to in Section 3.05(b), conflict with, or result in any violation of any provision of, any Judgment or Law, in each case, applicable to the Company or any Company Subsidiary or their respective properties or assets, except for, in the case of the foregoing clauses (ii) and (iii), any matter that would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and would not prevent or materially impede, interfere with or delay the consummation of the Merger.

(b)         No consent, waiver or Permit ("Consent") of or from, or registration, declaration, notice or filing ("Filing") made to or with, any Governmental Entity is required to be obtained or made by the Company or any Company Subsidiary in connection with the Company's execution and delivery of this Agreement or its performance of its covenants and agreements hereunder or the consummation of the Merger, except for the following:

(i) (1) the filing with the Securities and Exchange Commission (the "SEC"), in preliminary and definitive form, of the Proxy Statement and (2) the filing with the SEC of such reports under, and such other compliance with, the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or the Securities Act of 1933, as amended (the "Securities Act"), and rules and regulations of the SEC promulgated thereunder, as may be required in connection with this Agreement or the Merger;

(ii) compliance with, Filings under and the expiration of any applicable waiting period or extension thereof under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the "HSR Act") and such other Consents or Filings, and the expiration of any applicable waiting period or extension thereof, that Parent and the Company agree should be made or obtained as set forth in Section 3.05(b)(ii) of the Company Disclosure Schedule (the Consents and Filings referred to in this clause (ii), collectively, the "Required Statutory Approvals");

(iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which Parent and the Company are qualified to do business;

(iv) the Required Consents;

(v) compliance with any applicable requirements of applicable state securities or "blue sky" Laws, the securities Laws of any foreign country or the rules and regulations of the NYSE; and

(vi) such other Filings or Consents the failure of which to make or obtain would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and would not prevent or materially impede, interfere with or delay the consummation of the Merger.

SECTION 3.06 Company Reports; Financial Statements.

(a)         The Company has furnished or filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be furnished or filed by the Company with the SEC since January 1, 2013 (such documents, together with all exhibits, financial statements, including the Company Financial Statements, and schedules thereto and all information incorporated therein by reference, but excluding the Proxy Statement, being collectively referred to as the "Company Reports"). Each Company Report (i) at the time furnished or filed, complied in all material respects with the applicable requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act of 2002 (including the rules and regulations promulgated thereunder), as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company Report and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received in writing from the SEC with respect to any of the Company Reports, and, to the Company's Knowledge, none of the Company Reports is the subject of any ongoing review by the SEC. Each of the consolidated financial statements of the Company included in the Company Reports (the "Company Financial Statements") complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was prepared in accordance with United States generally accepted accounting principles ("GAAP") (except, in the case of unaudited quarterly financial statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods and as of the dates involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and the Company's consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited quarterly financial statements, to normal year-end audit adjustments).

(b)                               Neither the Company nor any Company Subsidiary has any liability of any nature except liabilities (i) reflected or reserved against in the balance sheet dated October 30, 2015 (including the notes thereto) of the Company and the Company Subsidiaries included in the Company Reports filed prior to the date hereof, (ii) incurred in the ordinary course of business after October 30, 2015, (iii) incurred in connection with the Merger or any other transaction or agreement contemplated by this Agreement or (iv) that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)                                The Company maintains a system of "internal control over financial reporting" (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (ii) that receipts and expenditures of Company and its Subsidiaries are being made only in accordance with authorizations of management and the Board, and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Company's and its Subsidiaries' assets that would reasonably be expected to have a material effect on Company's financial statements.

(d)                               The Company maintains "disclosure controls and procedures" required by Rule 13a-15 or 15d-15 under the Exchange Act that are effective to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported in all material respects on a timely basis to the individuals responsible for the preparation of the Company's filings with the SEC and other public disclosure documents. The Company has disclosed, based on its most recent evaluation prior to the date of this Agreement, to the Company's outside auditors and the audit committee of the Company Board (1) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information and (2) any fraud, known to the Company, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls over financial reporting.

SECTION 3.07 Absence of Certain Changes or Events. Since October 30, 2015 to the date of this Agreement, (a) the Company and each Company Subsidiary has conducted its respective business in the ordinary course of business in all material respects and (b) there has not occurred any fact, circumstance, effect, change, event or development that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

SECTION 3.08 Taxes. Except as would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)                               (1) All Tax Returns required to have been filed by the Company or any Company Subsidiary have been timely filed (taking into account any extension of time within which to file), and such filed Tax Returns are accurate and complete, (2) all Taxes (whether or not shown on any Tax Returns) that are due have been timely paid in full, except for Taxes which are being contested in good faith and for which adequate reserves have been established in the Company's financial statements in accordance with GAAP, and (3) the Company and each Company Subsidiary has complied with all Tax Laws.

(b)                                Neither the Company nor any Company Subsidiary has granted any extension or waiver of the limitation period applicable to any Tax that remains in effect.

(c)         (1) There are no pending or threatened in writing disputes, claims, audits, examinations, investigations or other proceedings by any taxing authority for any amount of unpaid Taxes asserted against the Company or any Company Subsidiary, (2) there is no deficiency with respect to Taxes which has been assessed in writing against the Company or any Company Subsidiary, except for deficiencies that have been satisfied by payment, settled or withdrawn, and (3) with respect to any tax years open for audit as of the date hereof, neither the Company nor any Company Subsidiary has waived any statute of limitations with respect to Taxes or agreed to any extension of a period for the assessment of any Tax.

(d)
Neither the Company nor any Company Subsidiary is a party to any Tax sharing, allocation or indemnification agreement, except for such an agreement (1) exclusively between or among the Company and Company Subsidiaries, (2) with customers, vendors, lessors or other third parties entered into in the ordinary course of business and not primarily related to Taxes or (3) that as of the Closing Date will terminate without any further payments being required to be made.

(e)
In the last three (3) years, neither the Company nor any Company Subsidiary has been informed in writing by any jurisdiction where the Company or any Company Subsidiary does not file Tax Returns that the Company or any Company Subsidiary is or may be subject to Tax in that jurisdiction.

(f)
The Company has made available to Parent complete and accurate copies of all federal income Tax Returns filed by or on behalf of Company or any Company Subsidiary for any Tax period ending after December 31, 2011.

(g)	There are no Liens for Taxes upon the assets of the Company or any Company Subsidiary other than Permitted Liens.

(h)
Within the past two (2) years, neither the Company nor any Company Subsidiary has been a "distributing corporation" or a "controlled corporation" (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.

(i)	Neither the Company nor any Company Subsidiary has entered into any "listed transaction" as defined in Treasury Regulations Section 1.6011-4(b)(2).

(j)
Each of the Company and any Company Subsidiary has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party.

(k)
Neither the Company nor any Company Subsidiary (1) has been a member of a group filing Tax Returns on a consolidated, combined, unitary or similar basis (other than a group the common parent of which was the Company or any Company Subsidiary or any group consisting of the Company and/or any Company Subsidiaries) nor (2) has any liability for Taxes of any Person (other than the Company or any Company Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of local, state or foreign Law) or as a transferee or successor, or by Contract (other than Contracts entered into in the ordinary course of business the principal purpose of which is unrelated to Tax).

(l)
Neither the Company nor any Company Subsidiary will be required to include any item of income in, or to exclude any item of deduction from, taxable income in any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) change in method of accounting, (B) closing agreement described in Section 7121 of the Code executed on or prior to the Closing Date, (C) intercompany transaction or excess loss account described in Treasury Regulations promulgated under Section 1502 of the Code (or any similar provision of state, local or foreign law), (D) installment sale or open transaction disposition made on or prior to the Closing Date, (E) prepaid amount received on or prior to the Closing Date, or (F) election under Section 108(i) of the Code made on or prior to the Closing Date, in the case of (A), (C), (D), (E), and (F) outside of the ordinary course of business.

(m)
Notwithstanding any other provision of this Agreement, the representations and warranties contained in Section 3.06, this Section 3.08 and Section 3.09 are the sole and exclusive representations and warranties of the Company relating to Tax liabilities or compliance with Tax Laws, and no other representation or warranty of the Company contained in this Agreement shall be construed to relate to such matters.

SECTION 3.09 Employee Benefits.

(a)	Section 3.09(a) of the Company Disclosure Schedule sets forth a complete and accurate list, as of the date of this Agreement, of each material Company Benefit Plan.

(b)
With respect to each material Company Benefit Plan, the Company has made available to Parent, to the extent applicable, complete and accurate copies of (i) the plan document (or, if such arrangement is not in writing, a written description of the material terms thereof), including any amendment thereto and any summary plan description thereof, (ii) any related trust agreements, insurance contracts or other funding arrangements, (iii) the most recent audited financial statement and actuarial or other valuation report prepared with respect thereto, (iv) with respect to U.S. Company Benefit Plans, the most recent annual report on Form 5500 required to be filed with the Internal Revenue Service (the "IRS") with respect thereto and (v) with respect to U.S. Company Benefit Plans, the most recently received IRS determination letter or, if applicable, current IRS opinion or advisory letter (as to qualified plan status).

(c)
Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) each U.S. Company Benefit Plan has been maintained in compliance with its terms and with the requirements prescribed by ERISA, the Code and all other applicable Laws, (ii) there are no pending or, to the Knowledge of the Company, threatened proceedings against any U.S. Company Benefit Plan or any fiduciary thereof, or the Company or any Company Subsidiary with respect to any U.S. Company Benefit Plan, (iii) all contributions, reimbursements, premium payments and other payments required to be made by the Company or any ERISA Affiliate to any U.S. Company Benefit Plan have been made on or before their applicable due dates, and (iv) no U.S. Company Benefit Plan is under audit or is the subject of an administrative proceeding by the IRS, the Department of Labor, or any other Governmental Entity, nor is any such audit or other administrative proceeding, to the Knowledge of the Company, threatened.

(d)
Each Company Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code is listed on Section 3.09(d) of the Company Disclosure Schedule and, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect: (i) each such Company Benefit Plan satisfies all minimum funding requirements under Sections 412, 430 and 431 of the Code and Sections 302, 303 and 304 of ERISA, whether or not waived; (ii) no Lien in favor of any such Company Benefit Plan has arisen under Section 430(k) of the Code or Section 303(k) of ERISA; (iii) such Company Benefit Plan is not in "at risk status" within the meaning of Section 430(i) of the Code or Section 303(i) of ERISA; (iv) the Company has delivered or made available to Parent a copy of the most recent actuarial valuation report for such Company Benefit Plan and such report is complete and accurate in all material respects; (iv) no condition exists that has resulted, or would reasonably be expected to result in, Liability to the Company or any of the Company Subsidiaries under Title IV of ERISA, other than (A) Liabilities for premiums to the Pension Benefit Guaranty Corporation, and (B) obligations to pay benefits when due under any such plans; and (v) there has not been any "reportable event" (as that term is defined in Section 4043 of ERISA) during the last six years as to which the 30-day advance notice requirement has not been waived.

(e)
None of the Company, the Company Subsidiaries or any of their respective ERISA Affiliates has, in the past six years, maintained, established, contributed to, been obligated to contribute to, or has any Liability (including "withdrawal liability" within the meaning of Title IV of ERISA) with respect to, any plan that is a "multiemployer plan" within the meaning of Section 4001(a)(3) of ERISA (a "Multiemployer Plan"), a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA, or a "multiple employer welfare arrangement" within the meaning of Section 3(40) of ERISA.

(f)
With respect to each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code, (i) the IRS has issued a favorable determination, opinion or advisory letter with respect to such Company Benefit Plan and its related trust, and such letter has not been revoked (nor has revocation been threatened in writing), and (ii) to the knowledge of the Company, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of such Company Benefit Plan or the related trust.

(g)
Except for any liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has any liability for providing health, medical or other welfare benefits after retirement or other termination of employment, except for coverage or benefits required to be provided under Section 4980(B)(f) of the Code or other applicable Law.

(h)
Except as expressly provided in this Agreement, neither the execution and delivery of this Agreement nor the consummation of the Merger (either alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) will (i) entitle any Company Personnel to any material compensation or benefit or any material increase therein, (ii) accelerate the time of payment or vesting, or trigger any payment or funding, of any material compensation or benefit or trigger any other material obligation under any Company Benefit Plan, (iii) result in any limitation on the right of the Company or any Company Subsidiary to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or related trust or (iv) result in any payment that would, individually or in combination with any other such payment, not be deductible under Section 280G of the Code.

(i) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Non-U.S. Company Benefit Plan: (A) if intended to qualify for special tax treatment, meets all the requirements for such treatment, (B) that is required to be funded, book-reserved or secured by an insurance policy, is funded, book-reserved, or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles and (C) has been maintained in compliance with its terms and with all applicable Laws, and all required contributions and other payments required to be made by the Company or any Company Subsidiary have been made on or before their applicable due dates, (ii) there is no pending, or to the knowledge of the Company, threatened litigation relating to any Non-U.S. Company Benefit Plan and (iii) no Non-US Company Benefit Plan is subject to any audit or administrative proceeding by any tax authority or any Governmental Entity.

(j)
Neither the Company nor any of the Company Subsidiaries is a party to, or is otherwise obligated under, any plan, policy, agreement or arrangement that provides for the gross-up or reimbursement of Taxes imposed under Section 409A or 4999 of the Code (or any corresponding provisions of state or local Law relating to Tax).

SECTION 3.10 Labor and Employment Matters. Except as set forth in Section 3.10 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement, labor union contract, trade union or work council agreement or workforce agreement (each, a "Collective Bargaining Agreement") covering employees. There are no labor union or work council representation or certification proceedings with respect to employees of the Company or any Company Subsidiary pending or, to the Company's Knowledge, threatened in writing to be brought or filed, including with the National Labor Relations Board or with any similar body or Governmental Entity outside the United States. To the Company's Knowledge, there are no labor union, trade union or work council organizing activities with respect to employees of the Company or any Company Subsidiary. There are no labor union, trade union or work council strikes, slowdowns, work stoppages or lockouts or other material labor disputes pending or, to the Company's Knowledge, threatened in writing against or affecting the Company or any Company Subsidiary. The Company and its Subsidiaries have complied in all material respects with all Laws regarding labor and employment and employment practices (including anti-discrimination), terms and conditions of employment and wages and hours (including classification of employees and equitable pay practices) and other Laws in respect of any reduction in force (including notice, information and consultation requirements), and no claims relating to non-compliance with the foregoing are pending or, to the Company's Knowledge, threatened.

SECTION 3.11 Litigation. There is no Claim before any Governmental Entity pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or that seeks material injunctive or other material non-monetary relief. There is no Judgment, whether temporary, preliminary or permanent, outstanding against or, to the Knowledge of the Company, investigation by any Governmental Entity of the Company or any Company Subsidiary or any of their respective properties or assets that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of Company, there are no material SEC inquiries or investigations, other material governmental inquiries or investigations or material internal investigations pending or threatened, in each case regarding the Company or any of its Subsidiaries or any officer or director of the Company.

SECTION 3.12 Compliance with Applicable Laws.

(a)
The Company and each of the Company Subsidiaries is and, since January 1, 2013 has been, in compliance in all material respects with all material Laws and Judgments applicable to the Company, the Company Subsidiaries or their respective businesses and operations. Since January 1, 2013, neither the Company nor any of the Company Subsidiaries has received any written notice or written notification from any Governmental Entity stating that the Company or any of the Company Subsidiaries is not in compliance with any material Law or Judgment.

(b)
The Company and each of the Company Subsidiaries holds, to the extent legally required to operate its business as such business is being operated as of the date hereof, all material Permits. No suspension or cancellation of any material Permits of the Company or any Company Subsidiary is pending or, to the Knowledge of the Company, threatened. The Company and each Company Subsidiary is and, since January 1, 2013, has been in compliance with the terms of all material Permits in all material respects.

(c)
None of the Company, any of the Company Subsidiaries, directors, officers, managers, or employees of the Company or any of the Company Subsidiaries, or, to the Knowledge of the Company, agents or other representatives of the Company or any of the Company Subsidiaries, in each case, acting on behalf of the Company or any Company Subsidiary, has directly or indirectly taken any action in material violation of any Law (including the Foreign Corrupt Practices Act of 1977, as amended (the "FCPA")). The Company and each of the Company Subsidiaries and, to the Knowledge of the Company, their Affiliates have at all times in the last five (5) years conducted their respective businesses in compliance with the FCPA (including the recordkeeping and internal controls provisions of the FCPA) in all material respects and all similar material Laws, domestic and foreign, and the Company and each of the Company Subsidiaries have instituted and maintained policies, procedures, and controls designed to ensure continued compliance therewith and with all similar material Laws, domestic and foreign.

(d)
The Company and the Company Subsidiaries, and their respective directors, officers, employees, agents, representatives, affiliates and other persons associated with or acting on behalf of the Company or any of the Company Subsidiaries are, and since January 1, 2013 have been, in material compliance with any sanctions administered or enforced by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State or the U.S. Commerce Department, as well as any other trade sanctions law applicable in any material jurisdiction where the Company or any of the Company Subsidiaries does business (collectively, "Sanctions"), and neither the Company, nor the Company Subsidiaries are, or since January 1, 2013 have been, located, organized, operating, or resident in a country or territory that is the subject or the target of Sanctions, including, without limitation, Cuba, Burma (Myanmar), Iran, North Korea, Sudan and Syria.

(e)
The Company and the Company Subsidiaries are, and in the last five (5) years have been, in material compliance with United States and foreign export control import laws and regulations, including the U.S. Export Administration Regulations ("EAR"), the International Traffic in Arms Regulations ("ITAR"), import laws including the laws and regulations implemented by U.S. Customs & Border Protection and any other import laws in any material jurisdiction where the Company or the Company Subsidiaries does business, and the European Union Dual Use Regulation (Council Regulation EC 428/2009 as amended).

(f)
This Section 3.12 does not relate to Taxes; Company Benefit Plans (including their compliance with any applicable Law) or ERISA; Environmental Permits, Environmental Laws, Environmental Claims, Releases, Hazardous Materials or other environmental matters; or Intellectual Property, such matters being addressed in Sections 3.08, 3.09, 3.14 and 3.17, respectively.

SECTION 3.13 Takeover Statutes. Assuming that the representations and warranties of Parent and Merger Sub contained in Section 4.10 are true and correct, the Merger is not subject to any "fair price," "moratorium," "control share acquisition," "business combination" or any other antitakeover statute or regulation (each, a "Takeover Statute") or any antitakeover provision in the Company Articles or Company Bylaws.

SECTION 3.14                Environmental Matters

(a)	Except as set forth in Section 3.14 of the Company Disclosure Schedule:

(i) the Company and the Company Subsidiaries are in material compliance with all material Environmental Laws, and, except for matters that have been fully resolved, as of the date of this Agreement, neither the Company nor any Company Subsidiary has received any written communication from a Governmental Entity or other Person that alleges that the Company or any Company Subsidiary is in material violation of any material Environmental Law or any Permit issued pursuant to any material Environmental Law (an "Environmental Permit");

(ii) with respect to all material Environmental Permits necessary to conduct the respective operations of the Company or the Company Subsidiaries as currently conducted, (1) the Company and each of the Company Subsidiaries have obtained and are in material compliance with, or have filed timely applications for, all such Environmental Permits, (2) all such Environmental Permits are valid and in good standing and (3) except for matters that have been fully resolved, as of the date of this Agreement, neither the Company nor any Company Subsidiary has received notice from any Governmental Entity seeking to modify, revoke or terminate, any such Environmental Permits;

(iii) except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, there are no Environmental Claims pending or, to the Knowledge of the Company, threatened in writing against the Company or any Company Subsidiary that have not been fully and finally resolved; and

(iv) except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, to the Knowledge of the Company, there are and have been no Releases of Hazardous Materials at any property currently or previously owned, leased or operated by the Company or any Company Subsidiary that would reasonably be expected to form the basis of any Environmental Claim against the Company or any Company Subsidiary, and neither the Company nor any Company Subsidiary has produced, processed, manufactured, generated, transported, or arranged for the transportation of, treated, handled, used, or stored any Hazardous Materials, except in compliance in all material respects with Environmental Laws.

(b)
The representations and warranties contained in Section 3.11 and this Section 3.14 are the sole and exclusive representations and warranties of the Company relating to Environmental Permits, Environmental Laws, Environmental Claims, Releases, Hazardous Materials or other environmental matters, and no other representation or warranty of the Company contained herein shall be construed to relate to Environmental Permits, Environmental Laws, Environmental Claims, Releases, Hazardous Materials or other environmental matters.

SECTION 3.15 Contracts.

(a)
Except for this Agreement and Company Benefit Plans, as of the date of this Agreement, neither the Company nor any Company Subsidiary is a party to (all contracts of the type described in this Section 3.15(a), excluding any Company Benefit Plan, being referred to herein as a "Company Material Contract"):

(i)	any Contract required to be filed by the Company as a "material contract" pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act that has not been so filed;

(ii)
any Contract that contains any covenant restricting or limiting, in a respect or to a degree that is material to the Company and the Company Subsidiaries, taken as a whole, the ability of the Company or any of the Company Subsidiaries to engage in any line of business or compete with any Person, in each case, in any geographic area;

(iii)
any material Contract with a customer that obligates the Company or its Subsidiaries (or following the Closing, Parent or its Subsidiaries) to conduct business with any third party on a preferential or exclusive basis or that contains "most favored nation" or similar covenants;

(iv)
any indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other Contract providing for or securing indebtedness for borrowed money (other than trade payables in the ordinary course) or any financial guaranty, in each case with respect to a principal amount in excess of $10,000,000;

(v)
any joint venture, partnership or limited liability company agreement or other similar Contract relating to the formation, creation, operation, management or control of any joint venture, partnership or limited liability company, other than any such Contract solely between the Company and its wholly-owned Subsidiaries or among the Company's wholly-owned Subsidiaries;

(vi)	any material Contract pursuant to which the Company or the Company Subsidiaries are appointed as an authorized distributor of any third party OEM's equipment;

(vii)	any Contract with an affiliate or other Person that would be required to be disclosed under Item 404(a) of Regulation S-K promulgated under the Exchange Act and has not been so disclosed;

(viii)
any settlement, conciliation or similar agreement (A) with any Governmental Entity or (B) that would require the Company or any of the Company Subsidiaries, taken as a whole, to pay consideration of more than $1,000,000 after the date of this Agreement;

(ix)	any Contract providing for indemnification, contribution or any guaranty in an amount that is material to the Company and the Company Subsidiaries, taken as a whole;

(x)
any employment or consulting Contract (in each case with respect to which the Company has continuing obligations as of the date hereof) with a term of more than one year or involving compensation (including equity compensation) of more than $100,000 per year with any current or former officer or director of the Company;

(xi)
any Contract relating to the disposition or acquisition, directly or indirectly (by merger or otherwise), by Company or any of its Subsidiaries after the date hereof of assets with a fair market value in excess of $5,000,000, other than Contracts relating to the sale of trade products in the ordinary course of business; or

(xii)
any Contract that contains any provision that requires the purchase of all of Company's or any of the Company Subsidiaries' requirements for a given product or service from a given third party, which product or service is material to the Company and its Subsidiaries, taken as a whole.

(b)
Except as would not be or would not reasonably be expected to be, individually or in the aggregate, material to the revenues or operations of the Company and the Company Subsidiaries on a consolidated basis, (i) each Company Material Contract is a valid, binding and legally enforceable obligation of the Company or one of the Company Subsidiaries, as the case may be, and, to the Knowledge of the Company, of the other parties thereto, subject in all respects to the Bankruptcy and Equity Exceptions, (ii) each such Company Material Contract is in full force and effect (other than any such failures to be in full force and effect that result from the applicable Company Material Contract failing to be a valid, binding and legally enforceable obligation of a party thereto other than the Company or a Company Subsidiary) and (iii) as of the date hereof, none of the Company or any Company Subsidiary is (with or without notice or lapse of time, or both) in breach or default under any such Company Material Contract and, to the Knowledge of the Company, no other party to any such Company Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder.

(c)
Neither the Company nor any of the Company Subsidiaries is party to any Contract which includes:  (i) a buy-back obligation in a Contract for equipment with a buy-back purchase price in excess of $5,000,000 or with a buy-back exposure in excess of 10% of the value of the Contract to which it relates; (ii) a performance guarantee lasting longer than 18 months from the date of the Contract or a delivery guarantee and with aggregate liquidated damages (including delivery penalties) in excess of 10% of the value of the Contract to which they relate; or (iii) a consignment obligation on the Company or any Company Subsidiary in an amount in excess of $5,000,000 as to any mine site, unless none of the consigned parts are obsolete, unusable, unmarketable for the purpose for which they were intended or carried at more than their estimated salable value if they are not purchased by the customer to which they are consigned after taking into account reserves existing at April 29, 2016.

SECTION 3.16 Real Property. Except as would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and the Company Subsidiaries has either good and marketable fee simple title (free and clear of any Liens other than Permitted Liens), or valid leasehold, easement or other rights, to the land, buildings, structures and other improvements thereon and fixtures thereto (i) that were reflected in the latest audited balance sheet included in the Company Reports as being owned or leased by the Company or a Company Subsidiary or acquired or leased after the date thereof and (ii) that are necessary to permit it to conduct its business as currently conducted. This Section 3.16 does not relate to Environmental Permits, Environmental Laws, Environmental Claims, Releases, Hazardous Materials or other environmental matters; or Intellectual Property, such matters being addressed in Section 3.14 and Section 3.17, respectively.

SECTION 3.17 Intellectual Property.

(a)	Except as would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i)
the Company and the Company Subsidiaries' rights in the Intellectual Property owned by the Company and the Company Subsidiaries are valid, subsisting and enforceable; and the Company and the Company Subsidiaries have taken reasonable steps to maintain and protect this Intellectual Property;

(ii)
the Company and the Company Subsidiaries have the right to use all Intellectual Property used in their business as presently conducted and the conduct of the Company's and the Company Subsidiaries' businesses as presently conducted;

(iii)	the Company and the Company Subsidiaries do not infringe or otherwise violate the Intellectual Property of any other Person;

(iv)	there is no Claim of such infringement or other violation pending, or to the Knowledge of the Company, threatened, against the Company or any Company Subsidiaries;

(v)	to the Knowledge of the Company, no Person is infringing or otherwise violating any material Intellectual Property owned by the Company and the Company Subsidiaries;

(vi)	no Claims of such infringement or other violation are pending or, to the Knowledge of the Company, threatened in writing against any person by the Company or any Company Subsidiary; and

(vii)
the consummation of the transactions contemplated hereunder will not result in the material loss or impairment of any rights of Company or the Company Subsidiaries under any material Company IP Agreements.

(b)
The representations and warranties contained in Section 3.11 and this Section 3.17 are the sole and exclusive representations and warranties of the Company relating to Intellectual Property, and no other representation or warranty of the Company contained herein shall be construed to relate to Intellectual Property.

SECTION 3.18 Insurance. Section 3.18 of the Company Disclosure Schedule accurately presents in all material respects the information purported to be presented therein with respect to each material insurance policy and bond currently in force that is owned by, or maintained at the expense or for the benefit of, the Company or the Company Subsidiaries, or covers or purports to cover risks or losses to or associated with the business, operations, premises, properties, assets, employees, agents, directors, officers or managers of the Company or the Company Subsidiaries (collectively, the "Insurance Policies"). In addition, Section 3.18 of the Company Disclosure Schedule sets forth any self-insurance or retention arrangement by or affecting the Company or the Company Subsidiaries, including (i) a summary of such arrangement and (ii) the amount of funding coverage provided by such arrangement as of the date when originally established and as of June 30, 2016. The Insurance Policies are with reputable insurers insuring against such risks and in such amounts as the management of the Company reasonably has determined to be prudent, and neither the Company nor any of the Company Subsidiaries has received notice to the effect that any of them are in material default under any Insurance Policy. All of the Insurance Policies are in full force and effect and all premiums due with respect to all of the Insurance Policies have been paid, except in each case as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.

SECTION 3.19 Brokers' Fees and Expenses. Except for Goldman, Sachs & Co., the fees and expenses of which will be paid by the Company, no broker, investment banker, financial advisor or other Person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the Merger based upon arrangements made by or on behalf of the Company.

SECTION 3.20 Opinion of Financial Advisor. The Company Board has received an opinion of Goldman, Sachs & Co. to the effect that, as of the date of such opinion and based upon and subject to the various matters, limitations, qualifications and assumptions set forth therein, the Merger Consideration to be paid to the holders of shares of Company Common Stock (other than shares owned by the Company as treasury stock, shares that are owned by a wholly-owned Subsidiary of the Company, or shares that are owned, directly or indirectly, by Parent or Merger Sub) pursuant to this Agreement is fair, from a financial point of view, to such holders, and, as of the date hereof, such opinion has not been withdrawn, revoked or modified.

SECTION 3.21 No Additional Representations. Except for the representations and warranties expressly set forth in Article IV, the Company specifically acknowledges and agrees that neither Parent nor any of its Affiliates, Representatives or stockholders or any other Person makes, or has made, any other express or implied representation or warranty whatsoever (whether at law (including at common law or by statute) or in equity). Except for the representations and warranties expressly set forth in this Article III (as modified by the Company Disclosure Schedule), the Company hereby expressly disclaims and negates (a) any other express or implied representation or warranty whatsoever (whether at law (including at common law or by statute) or in equity), including with respect to (i) the Company or the Company Subsidiaries or any of the Company's or the Company's Subsidiaries respective businesses, assets, employees, Permits, liabilities, operations, prospects or condition (financial or otherwise) or (ii) any opinion, projection, forecast, statement, budget, estimate, advice or other information (including information with respect to filings with and consents of any Governmental Entity or information with respect to the future revenues, results or operations (or any component thereof), cash flows, financial condition (or any component thereof) or the future business and operations of the Company or the Company Subsidiaries, as well as any other business plan and cost-related plan information of the Company or the Company Subsidiaries), made, communicated or furnished (orally or in writing), or to be made, communicated or furnished (orally or in writing), to Parent, its Affiliates or its Representatives, in each case, whether made by the Company or any of its Affiliates, Representatives or stockholders or any other Person (this clause (ii), collectively, "Company Projections") and (b) all liability and responsibility for any such other representation or warranty or any such Company Projection.

ARTICLE IV

 REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to the Company as follows:

SECTION 4.01 Organization, Standing and Power. Each of Parent and Merger Sub is duly organized, validly existing and in active status or good standing, as applicable, under the laws of the jurisdiction in which it is organized (in the case of active status or good standing, to the extent such jurisdiction recognizes such concept). Each of Parent and Merger Sub has all requisite entity power and authority to own, operate, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted, except where the failure to have such power or authority would not have or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent and Merger Sub is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership, operation or leasing of its properties make such qualification necessary, except in any such jurisdiction where the failure to be so qualified or licensed would not have or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has made available to the Company true and complete copies of the Organizational Documents of Parent in effect as of the date of this Agreement, the amended and restated articles of incorporation of Merger Sub in effect as of the date of this Agreement and the bylaws of Merger Sub in effect as of the date of this Agreement.

SECTION 4.02 Authority; Execution and Delivery; Enforceability. Each of Parent and Merger Sub has all requisite power and authority to execute and deliver this Agreement, to perform its covenants and agreements hereunder and to consummate the Merger. The board of directors of Parent has adopted resolutions (a) determining that it is in the best interests of Parent and its stockholders, and declaring it advisable, for Parent to enter into this Agreement and (b) adopting this Agreement and approving Parent's execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement. Such resolutions have not been amended or withdrawn as of the date of this Agreement. The board of directors of Merger Sub has adopted resolutions (i) determining that it is in the best interests of Merger Sub and its stockholder, and declaring it advisable, for Merger Sub to enter into this Agreement, (ii) adopting this Agreement and approving Merger Sub's execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement and (iii) resolving to recommend that Parent, in its capacity as the sole stockholder of Merger Sub, approve this Agreement. The board of directors of Parent has concurrently with the execution of this Agreement adopted resolutions authorizing Parent to approve this Agreement in its capacity as the sole stockholder of Merger Sub. Such resolutions and written consent have not been amended or withdrawn as of the date of this Agreement. No other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize, adopt or approve, as applicable, this Agreement or to consummate the Merger. Parent and Merger Sub have duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company, this Agreement constitutes the legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against it in accordance with its terms, subject in all respects to the Bankruptcy and Equity Exceptions.

SECTION 4.03 No Conflicts; Consents.

(a)
The execution and delivery of this Agreement by Parent and Merger Sub does not, and the performance by each of Parent and Merger Sub of its covenants and agreements and the consummation of the Merger will not, (i) conflict with, or result in any violation of any provision of, the Organizational Documents of Parent or Merger Sub, (ii) conflict with, result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under any material Contract to which Parent or Merger Sub is a party or by which any of their respective properties or assets is bound or any material Permit applicable to the business of Parent and its Affiliates or (iii) subject to obtaining the Consents referred to in Section 4.03(b) and making the Filings referred to in Section 4.03(b), conflict with, or result in any violation of any provision of, any Judgment or Law, in each case, applicable to Parent or Merger Sub or their respective properties or assets, except for, in the case of the foregoing clauses (ii) and (iii), any matter that would not have or would not be reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)
No Consent of or from, or Filing made to or with, any Governmental Entity, is required to be obtained or made by Parent or any Affiliate of Parent in connection with Parent's and Merger Sub's execution and delivery of this Agreement or their performance of their covenants and agreements hereunder or the consummation of the Merger, except for the following:

(i)	the Required Statutory Approvals;

(ii)
the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which Parent and the Company are qualified to do business; and

(iii)	such other Filings and Consents the failure of which to make or obtain would not have or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

SECTION 4.04 Litigation. There is no Claim before any Governmental Entity pending or, to the Knowledge of Parent, threatened against Parent, Merger Sub or any Affiliate of Parent that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. There is no Judgment outstanding against or, to the Knowledge of Parent, investigation by any Governmental Entity of Parent, Merger Sub or any Affiliate of Parent or any of their respective properties or assets that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

SECTION 4.05 Compliance with Applicable Laws. Except as would not have or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and Merger Sub are in compliance with all applicable Laws and material Permits applicable to the business and operations of Parent and Parent's Affiliates.

SECTION 4.06 Availability of Funds. Parent or Merger Sub has or will have as of the Closing immediately available sufficient funds to pay all of Parent's and Merger Sub's cash obligations under this Agreement and the transaction contemplated hereby, including the payment of the full Merger Consideration and all fees and expenses expected to be incurred in connection with this Agreement.

SECTION 4.07 Brokers' Fees and Expenses. Except for Mitsubishi UFJ Morgan Stanley Securities Co., Ltd., the fees and expenses of which will be paid by Parent or an Affiliate of Parent, no broker, investment banker, financial advisor or other Person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the Merger based upon arrangements made by or on behalf of Parent, Merger Sub or an Affiliate of Parent.

SECTION 4.08 Merger Sub. The authorized capital stock of Merger Sub consists of 5,000 shares of common stock, par value $1.00 per share. All outstanding shares of capital stock of Merger Sub are duly authorized, validly issued, fully paid and nonassessable. Parent owns all of the outstanding shares of capital stock of Merger Sub. Merger Sub has been incorporated solely for the purpose of merging with and into the Company and taking action incident to the Merger and this Agreement. Merger Sub has no assets, liabilities or obligations and has not, since the date of its formation, carried on any business or conducted any operations, except, in each case, as arising from the execution of this Agreement, the performance of its covenants and agreements hereunder and matters ancillary thereto.

SECTION 4.09 No Vote of Parent Stockholder Required; No Tax. No vote of the stockholders of Parent or the holders of any other securities of Parent (equity or otherwise) is required by Law, the Organizational Documents of Parent or any exchange on which securities of Parent are traded in order for Parent to consummate the Merger. No Tax imposed by Japan or any political subdivision thereof will be required to be withheld or deducted from (a) the Merger Consideration to which a holder of Company Common Shares that is a non-resident of Japan is entitled under Section 2.01(a)(ii) of this Agreement or (b) the Parent Termination Fee.
SECTION 4.10 Ownership of Company Common Stock; Interested Stockholder. Neither Parent, any subsidiary of Parent nor any of their respective affiliates or associates is, or has been at any time during the period commencing three years prior to the date hereof, an "interested stockholder" (as such term is defined in Section 203 of the DGCL) of the Company.

SECTION 4.11 No Additional Representations. Except for the representations and warranties expressly set forth in Article III (as modified by the Company Disclosure Schedule), each of Parent and Merger Sub (a) specifically acknowledges and agrees that neither the

Company nor any of its Affiliates, Representatives or stockholders nor any other Person makes, or has made, any other express or implied representation or warranty whatsoever (whether at law (including at common law or by statute) or in equity), including with respect to the Company or the Company Subsidiaries or any of the Company's or the Company's Subsidiaries respective businesses, assets, employees, Permits, liabilities, operations, prospects, condition (financial or otherwise) or any Company Projection, and hereby expressly waives and relinquishes any and all rights, Claims or causes of action (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) based on, arising out of or relating to any such other representation or warranty or any Company Projection, (b) specifically acknowledges and agrees to the Company's express disclaimer and negation of any such other representation or warranty or any Company Projection and of all liability and responsibility for any such other representation or warranty or any Company Projection and (c) other than pursuant to the exclusion provided for in Section 8.02(a), expressly waives and relinquishes any and all rights, Claims and causes of action (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) against (i) the Company in connection with accuracy, completeness or materiality of any Company Projection and (ii) any Affiliate of the Company or any of the Company's or any such Affiliate's respective Representatives or stockholders or any other Person, and hereby specifically acknowledges and agrees that such Persons shall have no liability or obligations, based on, arising out of or relating to this Agreement or the negotiation, execution, performance or subject matter hereof, including (1) for any alleged nondisclosure or misrepresentations made by any such Person or (2) in connection with accuracy, completeness or materiality of any Company Projection. Each of Parent and Merger Sub acknowledges and agrees that except for the representations and warranties of the Company expressly set forth in Article III (as modified by the Company Disclosure Schedule), it has not relied on, or been induced by, any representation, warranty or other statement of or by the Company or any of its Affiliates, Representatives or stockholders or any other Person, including any Company Projection or with respect to the Company or the Company Subsidiaries or any of the Company's or the Company's Subsidiaries respective businesses, assets, employees, Permits, liabilities, operations, prospects or condition (financial or otherwise) or any Company Projection, in determining to enter into this Agreement and proceed with the transactions contemplated hereby.
ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS
SECTION 5.01 Conduct of Business.

(a)
Conduct of Business by the Company. Except for matters set forth in Section 5.01 of the Company Disclosure Schedule or otherwise expressly contemplated or required by this Agreement, or as required by a Governmental Entity or by applicable Law, or with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed and in the event Parent does not acknowledge receiving a request for consent within seven (7) Business Days after such consent is requested by the Company, Parent shall be deemed to have consented to such request), from the date of this Agreement until the Effective Time or the date which this Agreement is validly terminated pursuant to Section 8.01, the Company shall, and shall cause each Company Subsidiary, to use commercially reasonable efforts to conduct its business in the ordinary course of business in all material respects.

(b)
Notwithstanding Section 5.01(a), except as set forth in Section 5.01(b) of the Company Disclosure Schedule or as otherwise expressly contemplated or required by this Agreement, or as required by applicable Law, or with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed and in the event Parent does not acknowledge receiving a request for consent within seven (7) Business Days after such consent is requested by the Company, Parent shall be deemed to have consented to such request), from the date of this Agreement until the Effective Time, the Company shall not, and shall not permit any Company Subsidiary to, do any of the following:

(i)
declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of, any of its capital stock, other equity interests or voting securities, except for dividends paid by a direct or indirect wholly owned Company Subsidiary to the Company or another direct or indirect wholly owned Company Subsidiary or regular quarterly cash dividends from legally available funds payable by the Company or any Company Subsidiary in respect of shares of Company Common Stock on a schedule consistent with the Company's past practices and in an amount per share of Company Common Stock for each such quarterly dividend not in excess of $0.01 per share (and, with respect to Company RSU Awards and Company Performance Share Awards, dividend equivalents to the extent required by the terms of such awards as in effect on the date of this Agreement);

(ii)	amend any of its Organizational Documents or otherwise take any action to exempt any Person from any provision of the Company Organizational Documents;

(iii)
except for transactions among the Company and the Company Subsidiaries or among the Company Subsidiaries, split, combine, consolidate, subdivide or reclassify any of its capital stock, other equity interests or voting securities, or securities convertible into or exchangeable or exercisable for capital stock or other equity interests or voting securities, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, other equity interests or voting securities, except for any issuances of compensatory equity awards relating to Company Common Stock in the ordinary course of business consistent with past practice (provided that (A) the Company will grant service-based restricted stock units in lieu of stock options and performance stock units, (B) the aggregate grant date value of all restricted stock units granted in respect of the Company's 2017 fiscal year shall be equal to the aggregate grant date value of the stock options, performance stock units, and restricted stock units that would have been granted in respect of the Company's 2017 fiscal year in the ordinary course of business and consistent with past practice, (C) each restricted stock unit award shall vest in equal installments on each of the first three anniversaries of the date of grant except as provided in the following clause (D), (D) in the event of an employee's Qualifying Termination following the Effective Time, the Cash LTI Award shall vest such that following such accelerated vesting, the ratio of the amount of the original award that has vested to the full amount of the original award shall equal the greater of (x) one third, and (y) the ratio of the total number of days that have elapsed from and including the original grant date through the date of the Qualifying Termination (not to exceed 1095) to 1095, and (E) all such restricted stock units will convert at Closing into a Cash LTI Award in accordance with Section 2.03(b)(ii) of this Agreement), or issuances of Company Common Stock pursuant to the due exercise, vesting and/or settlement of Company Options, Company RSU Awards and Company Performance Share Awards outstanding as of the date hereof in accordance with their terms;

(iv)
repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or voting securities of, or equity interests in, the Company or any Company Subsidiary or any securities of the Company or any Company Subsidiary convertible into or exchangeable or exercisable for capital stock or voting securities of, or equity interests in, the Company or any Company Subsidiary, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests, except pursuant to (1) the due exercise, vesting and/or settlement of Company Options, Company RSU Awards and Company Performance Share Awards outstanding as of the date hereof in accordance with their terms and (2) transactions between the Company and a wholly-owned Company Subsidiary or between wholly-owned Company Subsidiaries;

(v)
except as required pursuant to a Company Benefit Plan or a Collective Bargaining Agreement in effect on the date of this Agreement or by the terms of this Agreement, (1) grant to any Company Personnel any increase in compensation or benefits (including paying to any Company Personnel any amount not due) other than increases in base salary or wage rate in the ordinary course of business consistent with past practices, provided that in the case of Company Personnel whose annual base salary would be $150,000 or more after such increase, no such increase, alone or in the aggregate, shall increase such Person's base salary by more than three percent (3%) and provided further that no increases may be provided to Company Personnel who are party to a change in control agreement, (2) pay or award, or commit to pay or award, any bonuses or incentive compensation, (3) grant to any Company Personnel any new rights to, or increase any existing rights to, change-in-control, severance, retention or termination pay, or enter into or amend any change-in-control, severance, retention or termination agreement with any Company Personnel, (4) establish, adopt, enter into, amend in any material respect or terminate any Company Benefit Plan (or any plan or agreement that would be a Company Benefit Plan if in existence on the date hereof), or (5) take any action to accelerate the time of vesting, funding or payment of any compensation or benefits under any Company Benefit Plan;

(vi)
make any material change in financial accounting methods, principles or practices, except to the extent required by a change in applicable Law or GAAP or by any Governmental Entity (including the SEC or the Public Company Accounting Oversight Board);

(vii)
make any acquisition or disposition of a material asset or business (including by merger, consolidation or acquisition of stock or assets), except for (1) any acquisition or disposition of assets for consideration that is individually not in excess of $5,000,000 and in the aggregate not in excess of $10,000,000, (2) transactions between the Company and any direct or indirect wholly owned Company Subsidiary or between direct or indirect wholly owned Company Subsidiaries in the ordinary course of business, (3) any disposition of obsolete or worn-out equipment in the ordinary course of business, (4) purchases of raw materials in the ordinary course of business and (5) sales to customers of the products or services of the Company in the ordinary course of business;

(viii)
redeem, repurchase, prepay (other than repayment of revolving loans), decrease or incur, assume, endorse, guarantee or otherwise become liable for or modify the terms of any Indebtedness, except for (1) guarantees and other credit support incurred in the ordinary course of business consistent with past practice, (2) as reasonably necessary to finance any capital expenditures permitted pursuant to the current capital expenditure plan of the Company, (3) Indebtedness in replacement of existing Indebtedness, provided that the replacement Indebtedness will be consistent with the standards described on Section 5.01(b) of the Company Disclosure Schedule, (4) guarantees by the Company of existing Indebtedness of any wholly-owned Company Subsidiary, (5)  borrowings under existing revolving credit facilities (or replacement credit facilities thereof consistent with the standards described on Section 5.01(b) of the Company Disclosure Schedule) in the ordinary course of business, (6) borrowings under existing local foreign borrowing lines in the ordinary course of business and (7) the establishment of and borrowings under any new local foreign borrowing line established by the Company or the Company Subsidiaries in the ordinary course of business in jurisdictions where such a local foreign borrowing line is not in place as of the date of this Agreement (with applicable interest rates under any new local foreign borrowing lines based on then prevailing market rates, and any new local foreign borrowing lines being pre-payable without penalty or premium); provided, however, that the Company shall provide written notice, with reasonable detail, to Parent within ten (10) Business Days following (A) any replacement of an existing revolving credit facility pursuant to the parenthetical in clause (5) and (B) any incurrence of any Indebtedness (x) of the type referred to in clause (3), (y) of the type referred to in clause (6) if immediately following such incurrence the aggregate Indebtedness outstanding under the local foreign borrowing lines of the Company and the Company Subsidiaries would exceed $50,000,000, and (z) of the type referred to in clause (7) if immediately following such incurrence the Indebtedness outstanding under the applicable new local foreign borrowing line would exceed $20,000,000 or the aggregate Indebtedness outstanding under the local foreign borrowing lines of the Company and the Company Subsidiaries would exceed $50,000,000.

(ix)
other than (1) in the ordinary course of business (including renewals consistent with the terms thereof) and in a manner not material to the Company and its Subsidiaries, taken as a whole, or (2) as otherwise may be reasonably necessary to comply with the terms of this Agreement, (A) modify or amend in any material respect, or terminate or waive any material right under, any Company Material Contract or (B) enter into any contract that would have been a Company Material Contract had it been entered into prior to the date of this Agreement;

(x)
institute, waive, release, assign, settle or compromise any material Claim, other than the compromise or settlement of Claims for (1) waivers, releases, assignments, settlements or compromises in the ordinary course of business or (2) waivers, releases, assignments, settlements or compromises that (A) with respect to the payment of monetary damages, the amount of monetary damages to be paid by the Company or the Company Subsidiaries does not exceed (I) the amount with respect thereto reflected on the Company Financial Statements (including the notes thereto) or (II) $5,000,000 in the aggregate or (B) with respect to any nonmonetary terms and conditions thereof, would not have or would not reasonably be expected to have a material restrictive impact on the operations of the Company or the Company Subsidiaries;

(xi)
other than in the ordinary course of business, (1) settle or compromise any material Tax claim, audit or assessment for an amount materially in excess of the amount accrued or reserved with respect to Taxes, (2) change any material Tax election, change any annual Tax accounting period, or change any method of Tax accounting, in each case, if such change would result in material Taxes or (3) enter into any material closing agreement or surrender in writing any right to claim a material Tax refund, in each case, for an amount materially in excess of the amount accrued or reserved with respect to Taxes;

(xii)
enter into any material agreement, agreement in principle, letter of intent, memorandum of understanding or similar Contract with respect to any joint venture, strategic partnership or alliance (which Contracts, for the avoidance of doubt, shall not include master sale or purchase agreements), or outside the ordinary course of business, with respect to any distributorship;

(xiii)
except in connection with actions permitted by Section 5.02, take any action to exempt any Person from, or make any acquisition of securities of Company by any Person not subject to, any state takeover statute or similar statute or regulation that applies to Company with respect to a Takeover Proposal or otherwise, including the restrictions on "business combinations" set forth in Section 203 of the DGCL, except for Parent, Merger Sub or any of their respective Subsidiaries or Affiliates, or the transactions contemplated by this Agreement;

(xiv)
abandon, encumber in any material respect not in the ordinary course of business, convey title (in whole or in part), exclusively license or grant any exclusive license to material Intellectual Property of the Company or any Company Subsidiaries;

(xv)	dissolve or liquidate any existing direct or indirect Company Subsidiaries, in each case outside the ordinary course of business, or establish any new direct or indirect Company Subsidiaries;

(xvi)
materially reorganize or modify the management structure of the Company, any Company Subsidiary or any division or business segment thereof, including the Corporate, Surface Mining or Underground Mining divisions; provided that the foregoing shall not restrict the Company from hiring and firing employees in the ordinary course of business;

(xvii)	fail to keep in full force and effect any material Insurance Policy or reduce the coverage provided by any material Insurance Policy; or

(xviii)	announce any intention, resolve, or to commit or enter into any Contract to do any of the foregoing.

(c)
No Control of the Company's Business. Parent and Merger Sub acknowledge and agree that (i) nothing contained herein is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company or any Company Subsidiary prior to the Effective Time, (ii) prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the Company Subsidiaries' respective operations and (iii) notwithstanding anything to the contrary set forth in this Agreement, no consent of Parent or Merger Sub shall be required with respect to any matter set forth in this Section 5.01 or elsewhere in this Agreement to the extent that the requirement of such consent could violate any applicable law.

SECTION 5.02 No Solicitation by the Company; Company Board Recommendation.

(a)
The Company shall not, and shall not authorize any of its Affiliates or any of its and their respective officers, directors, principals, partners, managers, members, attorneys, accountants, agents, employees, consultants, financial advisors or other authorized representatives (collectively, "Representatives") to, (i) directly or indirectly solicit, initiate or knowingly encourage, induce or facilitate any Company Takeover Proposal or any inquiry or proposal that would reasonably be expected to lead to a Company Takeover Proposal, in each case, except for this Agreement and the transactions contemplated hereby, or (ii) directly or indirectly participate in any discussions or negotiations with any Person (except for with Parent and Parent's Affiliates and their respective Representatives) regarding, or furnish to any such Person, any nonpublic information with respect to, or cooperate in any way with any such Person with respect to, any Company Takeover Proposal or any inquiry or proposal that would reasonably be expected to lead to a Company Takeover Proposal. The Company shall, and shall cause its Affiliates and its and their respective Representatives to, immediately cease and cause to be terminated all existing discussions, solicitation or negotiations with or of any Person (except for with Parent and Parent's Affiliates and their respective Representatives) conducted heretofore with respect to any Company Takeover Proposal, or any inquiry or proposal that would reasonably be expected to lead to a Company Takeover Proposal, request the prompt return or destruction of all confidential information previously furnished and terminate all physical and electronic data room access previously granted to any such Person or its Representatives. Notwithstanding anything to the contrary herein, at any time prior to obtaining the Company Stockholder Approval, in response to the receipt of a bona fide, unsolicited written Company Takeover Proposal made after the date of this Agreement that does not result from a breach of this Section 5.02(a) by the Company and that the Company Board determines in good faith (after consultation with its outside legal counsel and financial advisor) constitutes or could reasonably be expected to lead to a Superior Company Proposal, the Company and its Representatives may (1) furnish information with respect to the Company and the Company Subsidiaries to the Person making such Company Takeover Proposal (and its Representatives) (provided that all such information has previously been provided to Parent or is provided to Parent prior to or substantially concurrently with the provision of such information to such Person) pursuant to a customary confidentiality agreement that is no less favorable in the aggregate to the Company than the Confidentiality Agreement (a copy of which shall be promptly (in all events within twenty-four (24) hours) provided for informational purposes only to Parent) and (2) participate in discussions regarding the terms of such Company Takeover Proposal, including terms of a Company Acquisition Agreement with respect thereto, and the negotiation of such terms with the Person making such Company Takeover Proposal (and such Person's Representatives), but in each case referred to in the foregoing clauses (1) and (2), only if (A) the Company Board determines in good faith (after consultation with its outside legal counsel and financial advisor) that the failure to take such action could reasonably likely be inconsistent with its fiduciary duties to stockholders under applicable Law and (B) the Company shall have delivered to Parent a prior written notice advising Parent that it intends to take such action. Notwithstanding anything to the contrary herein, the Company may grant a waiver, amendment or release under any confidentiality or standstill agreement solely to the extent necessary to allow a confidential Company Takeover Proposal to be made to the Company or the Company Board.

(b)
Except as set forth in Section 5.02(a), Section 5.02(c), Section 5.02(d) and Section 5.02(f), and except for the public disclosure of a Recommendation Change Notice, neither the Company Board nor any committee thereof shall (i) withdraw, change, qualify, withhold or modify in any manner adverse to Parent, or propose publicly to withdraw, change, qualify, withhold or modify in any manner adverse to Parent, the Company Board Recommendation, (ii) adopt, approve or recommend, or propose publicly to adopt, approve or recommend, any Company Takeover Proposal, (iii) fail to include in the Proxy Statement the Company Board Recommendation, (iv) take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer that constitutes a Company Takeover Proposal (except for either a recommendation against such offer or a "stop, look and listen" communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) or (v) resolve or agree to take any of the foregoing actions (any action in the foregoing clauses (i)–(v) being referred to as a "Company Adverse Recommendation Change"). Except as set forth in Section 5.02(a), Section 5.02(c), Section 5.02(d) and Section 5.02(f), neither the Company Board nor any committee thereof shall authorize, permit, approve or recommend, or propose publicly to authorize, permit, approve or recommend, or allow the Company or any of its Affiliates to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, agreement or commitment constituting, or that would reasonably be expected to lead to, any Company Takeover Proposal, or requiring the Company to abandon or terminate this Agreement (a "Company Acquisition Agreement").

(c)
Notwithstanding anything to the contrary herein, at any time prior to obtaining the Company Stockholder Approval, the Company Board may terminate this Agreement pursuant to Section 8.01(c)(i) only if the Company receives a bona fide, unsolicited written Company Takeover Proposal that does not result from a breach of Section 5.02(a) by the Company and the Company Board determines in good faith (after consultation with its outside legal counsel and financial advisor and after taking into account any changes to the terms of this Agreement proposed by Parent during the three (3) Business Day period referred to in clause (3) below) that such Company Takeover Proposal constitutes a Superior Company Proposal; provided, however, that the Company Board may not terminate this Agreement pursuant to Section 8.01(c)(i), unless (1) the Company Board has provided prior written notice to Parent (a "Superior Proposal Notice") that it is prepared to terminate this Agreement pursuant to Section 8.01(c)(i) in response to a Superior Company Proposal, which notice shall include the material terms and conditions of such Superior Company Proposal, (2) if requested by Parent, during the three (3) Business Day period after delivery of the Superior Proposal Notice, the Company and its Representatives negotiate in good faith with Parent and its Representatives regarding any revisions to this Agreement committed to in writing by Parent and (3) at the end of such three (3) Business Day period and taking into account any changes to the terms of this Agreement committed to in writing by Parent (it being understood and agreed that if Parent has committed in writing to any changes to the terms of this Agreement and there has been any subsequent amendment to any material term of such Superior Company Proposal, the Company Board shall provide a new Superior Proposal Notice and an additional two (2) Business Day period from the date of such notice shall apply), the Company Board determines in good faith (after consultation with its outside legal counsel and financial advisor) that the failure to terminate this Agreement pursuant to Section 8.01(c)(i) as a result of such Superior Company Proposal would reasonably likely be inconsistent with the Company Board's fiduciary duties under applicable Law. In determining whether to terminate this Agreement pursuant to Section 8.01(c)(i), the Company Board shall take into account any changes to the terms of this Agreement proposed by Parent in response to such a Superior Proposal Notice.

(d)
Notwithstanding anything to the contrary herein, at any time prior to obtaining the Company Stockholder Approval, the Company Board may make a Company Adverse Recommendation Change if (i) a Company Intervening Event has occurred or (ii) the Company has received a Superior Company Proposal that does not result from a breach of Section 5.02(a) by the Company and, in each case, if the Company Board determines in good faith (after consultation with its outside legal counsel and financial advisor and after taking into account any changes to the terms of this Agreement proposed by Parent during the three (3) Business Day period referred to in clause (3) below) that the failure to effect a Company Adverse Recommendation Change as a result of the occurrence of such Company Intervening Event or in response to the receipt of such Superior Company Proposal, as the case may be, would reasonably likely be inconsistent with the Company Board's fiduciary duties under applicable Law; provided, however, that the Company Board may not make such Company Adverse Recommendation Change, unless (1) the Company Board has provided three (3) Business Days prior written notice to Parent (a "Recommendation Change Notice") that it is prepared to effect a Company Adverse Recommendation Change in response to the occurrence of a Company Intervening Event or the receipt of a Superior Company Proposal, which notice shall, in the case of a Company Adverse Recommendation Change as a result of an Intervening Event, identify such event or in response to the receipt of a Superior Company Proposal, include the material terms and conditions of such Superior Company Proposal, (2) if requested by Parent, during the three (3) Business Day period after delivery of the Recommendation Change Notice, the Company and its Representatives negotiate in good faith with Parent and its Representatives regarding any revisions to this Agreement committed to in writing by Parent and (3) at the end of such three (3) Business Day period and taking into account any changes to the terms of this Agreement committed to in writing by Parent (it being understood and agreed that if Parent has committed in writing to any changes to the terms of this Agreement and there has been any subsequent amendment to any material term of such Superior Company Proposal, the Company Board shall provide a new Recommendation Change Notice and an additional two (2) Business Day period from the date of such notice shall apply), the Company Board determines in good faith (after consultation with its outside legal counsel and financial advisor) that the failure to make such a Company Adverse Recommendation Change would reasonably likely be inconsistent with its fiduciary duties to stockholders under applicable Law.

(e)
The Company shall promptly (and in any event within twenty-four (24) hours) advise Parent orally and in writing of (i) any Company Takeover Proposal, any request outside the ordinary course of business for material non-public information relating to Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of Company or any of its Subsidiaries by any third party (other than by any Governmental Entity or in connection with obtaining the Required Statutory Approvals), the material terms and conditions of any such Company Takeover Proposal or request (including any changes thereto) and the identity of the Person making any such Company Takeover Proposal or request, and (ii) any Company Intervening Event or any facts and circumstances that would reasonably be expected to lead to a Company Intervening Event. The Company shall keep Parent reasonably informed in all material respects on a reasonably current basis of the material terms and status (including any change to the material terms thereof) of any Company Takeover Proposal or request and, in the case of a Company Intervening Event, keep Parent informed in all material respects on a current basis of the facts and circumstances related to such Company Intervening Event.

(f)
Nothing contained in this Section 5.02 shall prohibit the Company from (i) complying with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act or (ii) making any disclosure to the stockholders of the Company if, in the good-faith judgment of the Company Board (after consultation with outside legal counsel) failure to so disclose would reasonably likely be inconsistent with its obligations under applicable Law.

(g)	For purposes of this Agreement:

(i)
"Company Takeover Proposal" means any proposal, indication, interest or offer (whether or not in writing), from any Person (other than Parent and its Subsidiaries) involving a (1) merger, consolidation, share exchange, joint venture, other business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of the Company Subsidiaries whose revenues, net income or assets, taken together, constitute 15% or more of the consolidated revenues, net income or assets of the Company and the Company Subsidiaries, taken as a whole, (2) sale, lease, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in a Company Subsidiary or otherwise) of any business or assets of the Company or the Company Subsidiaries representing 15% or more of the consolidated revenues, net income or assets of the Company and the Company Subsidiaries, taken as a whole, (3) issuance, sale or other disposition, directly or indirectly, to any Person (or the stockholders of any Person) or group of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 15% or more of the voting power of the Company, (4) transaction (including any tender offer or exchange offer) in which any Person (or the stockholders of any Person) would acquire (in the case of a tender offer or exchange offer, if consummated), directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group that beneficially owns or has the right to acquire beneficial ownership of 15% or more of any class of capital stock of the Company or (5) any combination of the foregoing.

(ii)
"Superior Company Proposal" means a bona fide written Company Takeover Proposal (provided that for purposes of this definition, the applicable percentage in the definition of Company Takeover Proposal shall be "50.1%" rather than "15% or more"), that did not result from, or arise in connection with, any material breach of Section 5.02, and that the Company Board determines in good faith, after consultation with its outside legal counsel and financial advisor, and taking into account the legal, financial, regulatory and other aspects of such Company Takeover Proposal, the conditionality of and contingencies related to such proposal, the expected timing and risk of completion, the identity of the Person making such proposal and such other factors that are deemed relevant by the Company Board, is (1) reasonably capable of being completed on the terms proposed and (2) more favorable to the holders of Company Common Stock than the transactions contemplated by this Agreement (after taking into account any proposed revisions to the terms of this Agreement that are committed to in writing by Parent (including pursuant to Section 5.02(c))).

(iii)
"Company Intervening Event" means a change or effect relating to the Company that (A) is unknown to the Company Board as of the date hereof, or if known to the Company Board of Directors as of the date hereof, the material consequences of which were not known or reasonably foreseeable to the Company Board as of the date hereof, and (B) does not relate to any Company Takeover Proposal or any consequence thereof.

ARTICLE VI

 ADDITIONAL AGREEMENTS

SECTION 6.01 Preparation of the Proxy Statement; Company Stockholders Meeting.

(a)
As promptly as reasonably practicable (and in any event within thirty (30) days) following the date of this Agreement, the Company shall prepare and cause to be filed with the SEC a proxy statement to be mailed to the stockholders of the Company relating to the Company Stockholders Meeting (together with any amendments or supplements thereto, the "Proxy Statement") in preliminary form. Each of Parent and Merger Sub shall furnish all information concerning itself and its Affiliates to the Company, and provide such other assistance, as may be reasonably requested by the Company or the Company's outside legal counsel in connection with the preparation, filing and distribution of the Proxy Statement. Parent, Merger Sub and the Company shall cooperate and consult with each other in the preparation of the Proxy Statement.

(b)
Each of the Company, Parent and Merger Sub agree that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the Company's stockholders or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(c)
The Company shall promptly notify Parent after the receipt of any comments from the SEC with respect to, or any request from the SEC for amendments or supplements to, the Proxy Statement and shall provide Parent with copies of all correspondence between it and its Affiliates and Representatives, on the one hand, and the SEC, on the other hand.

(i)
Each of the Company and Parent shall use its commercially reasonable efforts (1) to respond as promptly as reasonably practicable to any comment from the SEC with respect to, or any request from the SEC for amendments or supplements to, the Proxy Statement and (2) to have the SEC advise the Company as promptly as reasonably practicable that the SEC has no further comments on the Proxy Statement.

(ii)
The Company shall file the Proxy Statement in definitive form with the SEC and cause such definitive Proxy Statement to be mailed to the stockholders of the Company as promptly as reasonably practicable after the SEC advises the Company that the SEC has no further comments on the Proxy Statement; and

(iii)	Unless the Company Board has made a Company Adverse Recommendation Change, the Company shall include the Company Board Recommendation in the preliminary and definitive Proxy Statements.

Prior to filing the Proxy Statement in preliminary form with the SEC, responding to any comment from the SEC with respect to, or any request from the SEC for amendments or supplements to, the Proxy Statement or mailing the Proxy Statement in definitive form to the stockholders of the Company, the Company shall provide Parent with an opportunity to review and comment on such document or response and consider in good faith any of Parent's comments thereon. Each Party shall use its commercially reasonable efforts to have the SEC advise the Company, as promptly as reasonably practicable after the filing of the preliminary Proxy Statement, that the SEC has no further comments on the Proxy Statement. Each of the Company and Parent shall also take any other action (except for qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or "blue sky" Laws and the rules and regulations thereunder in connection with the Merger.

(d)
If, prior to the Effective Time, any event occurs with respect to Parent or any Parent Subsidiary, or any change occurs with respect to other information supplied by Parent for inclusion in the Proxy Statement, that is required to be described in an amendment of, or a supplement to, the Proxy Statement, Parent shall promptly notify the Company of such event, and Parent and the Company shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement so that either such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, and, as required by Law, in disseminating the information contained in such amendment or supplement to the Company's stockholders. Nothing in this Section 6.01(d) shall limit the obligations of any Party under Section 6.01(a).

(e)
If prior to the Effective Time, any event occurs with respect to the Company or any Company Subsidiary, or any change occurs with respect to other information supplied by the Company for inclusion in the Proxy Statement, that is required to be described in an amendment of, or a supplement to, the Proxy Statement, the Company shall promptly notify Parent of such event, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading and, as required by Law, in disseminating the information contained in such amendment or supplement to the Company's stockholders. Nothing in this Section 6.01(e) shall limit the obligations of any Party under Section 6.01(a).

(f)
The Company shall, as soon as practicable after the mailing of the definitive Proxy Statement to the stockholders of the Company, duly call, give notice of, convene and hold the Company Stockholders Meeting. The Company shall use commercially reasonable efforts to (i) solicit from the stockholders of the Company proxies in favor of the adoption of this Agreement and approval of the Merger and (ii) take all other actions necessary or advisable to secure the vote or consent of the stockholders of the Company required by applicable Law to obtain such approval. The Company shall keep Parent and Merger Sub updated with respect to proxy solicitation results as requested by Parent or Merger Sub. The Company may adjourn or postpone the Company Stockholders Meeting only if, as of the time for which such meeting is originally scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting the Company has not received proxies representing a sufficient number of shares necessary to obtain the Company Stockholder Approval. Notwithstanding anything contained herein to the contrary, the Company shall not be required to hold the Company Stockholders Meeting if this Agreement is terminated before the meeting is held. In no event shall any provision of this Agreement require the Company to violate any securities laws.

(g)
The Company shall be responsible for the fees, costs and expenses (except for the fees, costs and expenses of Parent's and Merger Sub's advisors, which shall be their sole responsibility), associated with the preparation, filing and mailing of the Proxy Statement.

SECTION 6.02 Access to Information; Confidentiality.

(a)
Subject to applicable Law and the Confidentiality Agreement, the Company shall, and shall cause each of the Company Subsidiaries to, afford to Parent and its Representatives reasonable access (at Parent's sole cost and expense), during normal business hours and upon reasonable advance notice, during the period from the date of this Agreement until the earlier of the Effective Time or termination of this Agreement pursuant to Section 8.01, to the Company's material properties, offices, personnel and records, and during such period, the Company shall, and shall cause the Company Subsidiaries to, make available reasonably promptly to Parent (i) to the extent not publicly available, a copy of each material Filing made by it during such period pursuant to the requirements of securities Laws or filed with or sent to the SEC or any other Governmental Entity and (ii) all other material information concerning its business, properties and personnel as such Parent may reasonably request; provided, however, that the Company may withhold from Parent or its Representatives any document or information that the Company believes is subject to the terms of a confidentiality agreement with a third party or subject to any attorney-client privilege or the disclosure of which would violate any Law or duty (provided that the Company shall use commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any Law or duty). Parent shall indemnify the Company and its Affiliates and Representatives from, and hold the Company and its Affiliates and Representatives harmless against, any and all Claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs, expenses, including attorneys' fees and disbursements, and the cost of enforcing this indemnity arising out of or resulting from any access provided pursuant to this Section 6.02(a).

(b)
Each of the Company and Parent will hold, and will cause its Representatives and affiliates to hold, any nonpublic information, including any information exchanged pursuant to this Section 6.02, in strict confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreement; provided that for purposes of this Section 6.02(b) the confidentiality and use provisions of the Confidentiality Agreement shall be deemed to apply to the Company and its Representatives in respect of any Evaluation Material (as defined in the Confidentiality Agreement) of Parent furnished to the Company or its Representatives by Parent or its Representatives, mutatis mutandis.

SECTION 6.03 Further Actions; Regulatory Approvals; Required Actions.
(a)
Subject to the terms and conditions of this Agreement, each of the Parties shall use its reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other Parties in doing, all things necessary or advisable to cause the conditions to the Closing set forth in Article VII to be satisfied as promptly as reasonably practicable and to effect the Closing as promptly as reasonably practicable, including (i) making all necessary Filings with Governmental Entities or third parties, (ii) obtaining the Required Consents and all other third-party Consents that are necessary to consummate the Merger, (iii) obtaining the Required Statutory Approvals and all other Consents of Governmental Entities that are necessary to consummate the Merger, (iv) avoiding the entry, enactment or application of any Law, Judgment, or other Legal Restraint that might impede or delay consummation of the Merger and (v) executing and delivering any additional instruments that are necessary to consummate the Merger. Parent shall be responsible for 100% of the fees, costs and expenses (except for the fees, costs and expenses of the Company's advisors), including any filing fees, associated with any Filings or Consents contemplated by this Section 6.03.

(b)	In connection with and without limiting the generality of Section 6.03(a), each of Parent and the Company shall do the following:
(i)
make or cause to be made, in consultation and cooperation with the other, as promptly as reasonably practicable after the date of this Agreement, an appropriate filing of a Notification and Report Form pursuant to the HSR Act relating to the Merger;

(ii)
make or cause to be made, as promptly as reasonably practicable and advisable after the date of this Agreement, all necessary Filings with other Governmental Entities relating to the Merger, including any such Filings necessary to obtain any Required Statutory Approval;

(iii)	furnish to the other all assistance, cooperation and information reasonably required for any such Filing and in order to achieve the effects set forth in this Section 6.03;

(iv)
unless prohibited by applicable Law or by a Governmental Entity, give the other reasonable prior notice of any such Filing and, to the extent practicable, of any written or material oral communication with any Governmental Entity relating to the Merger (including with respect to any of the actions referred to in this Section 6.03) and, to permit the other to review and discuss in advance, and consider in good faith the views of, and secure the participation of, the other in connection with any such Filing, written communication (other than administrative or ministerial communications), or material oral communication;

(v)
respond, or provide the other Party with information allowing it to respond, as promptly as practicable and advisable under the circumstances to any inquiries received from any Governmental Entity or any other authority enforcing applicable Antitrust Laws for additional information or documentation in connection with antitrust, competition or similar matters (including a "second request" under the HSR Act) and not extend any waiting period under the HSR Act or enter into any agreement with any such Governmental Entity or other authorities not to consummate the Merger, except with the prior written consent of the other Party;

(vi)	to the extent practicable, provide any information requested by any Governmental Entity in connection with any review or investigation of the transactions contemplated by this Agreement; and

(vii)
unless prohibited by applicable Law or a Governmental Entity, (1) not participate in or attend any meeting or material telephone conference with any Governmental Entity in respect of the Merger without affording the other Party the opportunity to participate, (2) keep the other Party apprised with respect to any meeting or material conversation with any Governmental Entity in respect of the Merger, (3) cooperate in the filing of any substantive memoranda, white papers, filings, correspondence or other written and oral communications explaining or defending this Agreement or the Merger, articulating any regulatory or competitive argument or responding to requests or objections made by any Governmental Entity and (4) furnish the other Party with copies of all material or substantive correspondence, Filings and communications (and memoranda setting forth the substance thereof) between it and its Affiliates and their respective Representatives on the one hand, and any Governmental Entity or members of any Governmental Entity's staff, on the other hand, with respect to this Agreement or the Merger; provided that Parent shall have the principal responsibility for making determinations about the overall merger clearance strategy and shall take the overall lead in determining that strategy, including issues of timing, and the negotiation of any potential remedies, in its reasonable discretion consistent with its obligations under this Section 6.03; provided, however, that no party shall participate in any meeting or substantive communication with any Governmental Entity in connection with this Agreement or the Merger unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives the other party the opportunity to attend and participate therein or thereat; and provided further that the Parties shall be permitted to designate information "for outside counsel only" and to redact any correspondence, Filing or communication to the extent such correspondence, Filing or communication contains commercially sensitive information. Written communications of a purely administrative or ministerial nature shall not be subject to this paragraph.

(c)
Subject to the limitations set forth in Section 6.03(d) below, each of Parent and the Company shall use its reasonable best efforts to avoid or eliminate each and every impediment that may be asserted by a Governmental Entity pursuant to any Antitrust Law with respect to the Merger or in connection with granting any Required Statutory Approval so as to enable the Closing to occur as promptly as reasonably practicable, which reasonable best efforts shall include the following:

(i)
agreeing to take any action as may be required by a Governmental Entity in order to effect each of the following: (1) obtaining all Required Statutory Approvals as soon as reasonably possible and in any event before the End Date (as it may be extended pursuant to Section 8.01(b)(i)), (2) avoiding the entry of, or having vacated, lifted, dissolved, reversed or overturned any Judgment, whether temporary, preliminary or permanent, that is in effect that prohibits, prevents or restricts consummation of, or impedes, interferes with or delays, the Closing and (3) effecting the expiration or termination of any waiting period, which would otherwise have the effect of preventing, prohibiting or restricting consummation of the Closing or impeding, interfering with or delaying the Closing;

(ii)
defending through litigation on the merits, any Claim asserted in any court or other proceeding by any Person, including any Governmental Entity, that seeks to or would reasonably be expected to prevent or prohibit or impede, interfere with or delay the consummation of the Closing, such actions to include contesting and resisting any action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger; provided, however, that the obligations of Parent and the Company pursuant to this Section 6.03(c) will cease to apply in respect of Antitrust Laws of the United States in the event of the entry after customary court proceedings of any preliminary or permanent injunction in respect of the applicable Antitrust Law of the United States and such obligations will not require the bringing or defending of any appeal with respect to any such injunction in respect of Antitrust Laws of the United States; and further provided that the obligations of Parent and the Company pursuant to this Section 6.03(c) will cease to apply in respect of Antitrust Laws of any country other than the United States at such time as any actions required of the parties are no longer reasonably likely to lead to the satisfaction of the conditions precedent to Closing set forth in Sections 7.01(b) and 7.01(c) prior to the End Date, as it may be extended pursuant to Section 8.01(b)(i) ("ROW Conclusion").

(iii)
to the extent necessary to obtain any Required Statutory Approval, offering, proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, licensing or disposition of any products, assets or lines of business, including any intellectual property rights, subject to the limitations set forth in Section 6.03(d), of the Company or the Company Subsidiaries, including entering into customary ancillary agreements relating to any such sale, divestiture, licensing or disposition; and

(iv)	agreeing to any limitation on the conduct of Parent or its Affiliates (including, after the Closing, the Surviving Corporation and the Company Subsidiaries);

provided, that neither Parent nor the Company nor any of their respective Affiliates shall be required to commit, agree or submit (or offer to commit, agree or submit) to any action, term or condition in connection with its obligations under clauses (iii) or (iv) of this Section 6.03(c) that is not conditioned upon consummation of the Merger.

(d)
Notwithstanding anything to the contrary in this Agreement, the obligation of Parent (including Subsidiaries or Affiliates) to propose or accept any remedies or undertakings, or to take any action pursuant to Section 6.03(c) or any other provision of this Agreement shall be expressly limited as follows:

(i)
Parent shall not be required to offer or accept remedies, divestitures or other dispositions with respect to (A) assets, products or lines of business of the Company or its Affiliates or (B) undertakings involving a limitation on the conduct of the Company, Parent or their respective Affiliates, which, taken in the aggregate across all jurisdictions in which a remedy is applied or has effect, would produce or represent in excess of $600 million in revenues (it being agreed that the calculation of revenues with respect to any asset, product, line of business, or limitation of conduct of the Company or its Affiliates governed by the foregoing clauses (A) and (B) is to be made on the basis of the revenues of the Company reflected in the audited Company consolidated accounts as of October 30, 2015 and, in the case of conduct restrictions on Parent or its Affiliates governed by the foregoing clause (B), on the basis of the revenues of the Guarantor reflected in the audited Guarantor consolidated accounts as of March 31, 2016.

(ii)	Parent shall not be required to offer or agree to the sale, divestiture, hold separate, licensing or disposition of any assets or businesses of Parent or its Affiliates.

(iii)
Parent shall not be required to offer or accept any remedies or divestitures consisting of or impeding the use of Intellectual Property in the SR Drive Technology ("SR Drive Rights") unless such remedies or divestitures permit Parent and its Affiliates to retain either ownership of, or an unrestricted, perpetual, worldwide, royalty-free license to, the SR Drive Rights  to the extent of the SR Drive Rights owned by or licensed to the Company or any of its Affiliates, prior to the Effective Time.

(e)
Notwithstanding anything to the contrary set forth in this Agreement, but without limiting any of Parent or Merger Sub's obligations hereunder, the Company may not, without the prior written consent of Parent, become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement or order to (i) sell, license, assign, transfer, divest, hold separate or otherwise dispose of any assets, business or portion of business of the Company, the Surviving Corporation, Parent, Merger Sub or any of their respective Affiliates, (ii) conduct, restrict, operate, invest or otherwise change the assets, business or portion of business of the Company, the Surviving Corporation, Parent, Merger Sub or any of their respective Affiliates in any manner (subject to Section 5.01), or (iii) impose any restriction, requirement or limitation on the operation of the business or portion of the business of the Company, the Surviving Corporation, Parent, Merger Sub or any of their respective Affiliates; provided that, if requested by Parent, the Company will become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any such requirement, condition, limitation, understanding, agreement or order so long as such requirement, condition, limitation, understanding, agreement or order is only binding on the Company in the event the Closing occurs.

(f)
Parent shall promptly notify the Company and the Company shall notify Parent of any notice or other communication from any Person alleging that such Person's Consent is or may be required in connection with the Merger.

SECTION 6.04 Transaction Litigation. Each Party shall promptly notify the other Parties hereto in writing of any stockholder litigation or other litigation or proceedings arising from this Agreement or the Merger that is brought against such Party or any of its Affiliates or members of its board of directors ("Transaction Litigation"). Each Party shall keep the other Parties sufficiently informed on a reasonably current basis with respect to the status of any Transaction Litigation (including by promptly furnishing to the other Parties and their Representatives such information relating to such litigation or proceedings as may be reasonably requested). The Company shall give Parent the opportunity to participate in the defense and settlement of any Transaction Litigation. No compromise or full or partial settlement of any Transaction Litigation shall be agreed to by the Company or its Affiliates or members of its board of directors without Parent's prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

SECTION 6.05 Section 16 Matters. Prior to the Effective Time, the Company shall use commercially reasonable efforts to take all such steps as may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) directly resulting from the Merger by each individual who will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company immediately prior to the Effective Time to be exempt under Rule 16b-3 promulgated under the Exchange Act.

SECTION 6.06 Stock Exchange Delisting; Deregistration. Prior to the Effective Time, the Company and, following the Effective Time, Parent and the Surviving Corporation, shall use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part under applicable Law and rules and policies of the New York Stock Exchange to cause the delisting of the Company and of the shares of Company Common Stock from the New York Stock Exchange as promptly as practicable after the Effective Time and the deregistration of the shares of Company Common Stock under the Exchange Act as promptly as practicable after such delisting.

SECTION 6.07 Public Announcements. Except with respect to (a) a Company Adverse Recommendation Change, a Recommendation Change Notice, a Company Takeover Proposal, a Superior Company Proposal or any matter related to any of the foregoing, (b) any dispute between or among the Parties regarding this Agreement or the transactions contemplated hereby, (c) a press release or other public statement that is consistent in all material respects with previous press releases, public disclosures or public statements made by a Party in accordance with this Agreement, including in investor conference calls, SEC Filings, Q&As or other publicly disclosed documents, in each case under this clause (c), to the extent such disclosure is still accurate, Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment on, and consider any comments of the other in good faith before issuing, any press release or any other written public statement with respect to this Agreement or the Merger without the other's consent; provided, however, if a Party reasonably concludes such press release or written public statement may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system, such Party shall use commercially reasonable efforts to consult with the other Party before issuing such press release or making any written public statement to the extent permitted by such applicable Law, court process or obligations. The Company and Parent agree that the initial press release to be issued by each such Party (or in the case of Parent, by the Guarantor) with respect to this Agreement or Merger shall be in a form mutually agreed to by the Parties. Nothing in this Section 6.07 shall limit the ability of any Party to make internal announcements to its respective employees that are consistent in all material respects with the prior public disclosures regarding the transactions contemplated by this Agreement.

SECTION 6.08 Fees, Costs and Expenses. Except as provided otherwise in this Agreement, all fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such fees, costs or expenses, whether or not the Closing occurs.

SECTION 6.09 Indemnification, Exculpation and Insurance.

(a)
Parent and Merger Sub agree that all rights to exculpation and indemnification for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matters arising in connection with the transactions contemplated by this Agreement), now existing in favor of the current or former directors, officers or employees, as the case may be, of the Company or any of its Subsidiaries (each, a "Company Indemnified Party" and together, the "Company Indemnified Parties") as provided in the Organizational Documents of the Company and each Subsidiary of the Company shall survive the Merger and shall continue in full force and effect in accordance with their terms. For a period of not less than six years after the Effective Time, Parent shall cause the Surviving Corporation to indemnify, defend and hold harmless, and advance expenses to, the Company Indemnified Parties with respect to all acts or omissions by them in their capacities as such at any time prior to the Effective Time, to the fullest extent provided by the Organizational Documents of the Company or the Organizational Documents for each Subsidiary of the Company as in effect on the date of this Agreement and applicable Law.

(b)
Without limiting the provisions of Section 6.09(a), from and after the Effective Time, Parent shall and shall cause the Surviving Corporation to, in each case, to the fullest extent permitted by applicable Law: (i) indemnify, defend and hold harmless, to the fullest extent permitted by applicable Law, each Company Indemnified Party from and against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages, penalties, liabilities and amounts paid in settlement (including, in each case, any interest or assessments thereon) in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, action, suit, proceeding or investigation arises out of or pertains to any action or omission or alleged action or omission in such Company Indemnified Party's capacity as a director, officer or employee of the Company or any of its Subsidiaries prior to the Effective Time; and (ii) pay the expenses (including reasonable attorneys' fees) of any Company Indemnified Party incurred in connection with any such claim, action, suit, proceeding or investigation upon receipt of an undertaking by or on behalf of such Company Indemnified Party to repay such amount if it shall ultimately be determined that such Company Indemnified Party is not entitled to be indemnified, in each case, to the extent that such Persons are indemnified or have the right to advancement of expenses as of the date of this Agreement by the Company or any of its Subsidiaries pursuant to the Organizational Documents of the Company or the Organizational Documents for each Subsidiary of the Company or applicable Law. Notwithstanding the foregoing, the Company Indemnified Parties as a group may retain only one law firm to represent them (and local counsel in each necessary jurisdiction) with respect to each such matter unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Company Indemnified Parties.

(c)
For a period of six years after the Closing and at all times subject to applicable Law, (i) the Organizational Documents of the Surviving Corporation shall contain provisions no less favorable with respect to exculpation, indemnification of and advancement of expenses to Company Indemnified Parties for periods at or prior to the Effective Time than are currently set forth in the Company Articles and the Company Bylaws and (ii) Parent shall not (and shall not cause or permit the Surviving Corporation or any of its Subsidiaries or any of Parent's other Subsidiaries or Affiliates to) amend or modify in any way adverse to the Company Indemnified Parties, or to the beneficiaries thereof, the exculpation, indemnification and advancement of expense provisions set forth in the Organizational Documents of the Surviving Corporation or its Subsidiaries to make them less favorable to the Company Indemnified Parties or the beneficiaries thereof than the provisions that are currently provided by the Company and its Subsidiaries. In addition, Parent shall provide, or cause the Surviving Corporation to provide, for a period of not less than six years after the Effective Time, the Company Indemnified Parties who are insured under the Company's directors' and officers' insurance and indemnification policy with an insurance and indemnification policy that provides coverage for events occurring at or prior to the Effective Time (the "D&O Insurance") that is no less favorable than the existing policy of the Company; provided that Parent and the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of 250% of the annual premium paid as of the date hereof by the Company for such insurance; provided, further, that if the annual premiums of such insurance coverage at any time exceed such amount, Parent or the Surviving Corporation shall obtain a policy which, in its good faith determination, provides the greatest coverage available for a cost not exceeding such amount. Notwithstanding anything in this Agreement to the contrary, the Company may and at Parent's request shall purchase a "tail" directors' and officers' insurance and indemnification policy; provided that payment for insurance coverage provided by such "tail" directors' and officers' insurance policy shall not exceed 250% of the annual premium paid as of the date hereof by the Company. Any such "tail" directors' and officers' insurance policy will satisfy Parent's obligations under this Section 6.09(c) to provide D&O Insurance.

(d)
The Company Indemnified Parties to whom this Section 6.09 applies shall be express third-party beneficiaries of this Section 6.09. The provisions of this Section 6.09 are intended to be for the express benefit of each Company Indemnified Party and his or her successors, heirs and representatives.

(e)
This Section 6.09 shall survive the consummation of the Merger and shall be binding, jointly and severally, on all successors and assigns of Parent, the Surviving Corporation and its Subsidiaries, and shall be enforceable by the Company Indemnified Parties and their successors, heirs or representatives. In the event that Parent, the Surviving Corporation or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that such other Person or the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall succeed to its obligations set forth in this Section 6.09.

SECTION 6.10 Employee Matters.

(a)
During the period commencing at the Effective Time and ending on the one year anniversary of the Effective Time (the "Continuation Period"), except as would be inconsistent with applicable Law, Parent shall, and shall cause the Surviving Corporation to, provide each individual who is employed by the Company or a Company Subsidiary immediately prior to the Effective Time, who remains employed thereafter by the Surviving Corporation, Parent or any of their Subsidiaries (each, a "Company Employee"), and who, in each case, is not represented by a union, labor organization, or works council with respect to such employment, with (i) a base salary or wage rate that is no less favorable than that provided to such Company Employee immediately prior to the Effective Time and (ii) aggregate incentive compensation opportunities and employee benefits that are substantially comparable, in the aggregate, to those cash-based and equity-based incentive compensation opportunities and employee benefits provided to such Company Employee immediately prior to the Effective Time (but not taking into account any Retention Program established pursuant to Section 6.10(d) and recognizing that equity-based compensation may be replaced with other forms of long-term compensation). During the one-year period immediately following the Effective Time, Parent shall, and shall cause the Surviving Corporation to, provide each Company Employee in a jurisdiction identified on Section 6.10(a)(1) of the Company Disclosure Schedule who experiences a termination of employment other than for cause with the Surviving Corporation, Parent or any of their Subsidiaries with severance benefits that are no less favorable than those set forth in the severance plan applicable to such jurisdiction as in effect on the date hereof, as identified on Section 6.10(a)(1) of the Company Disclosure Schedule.

(b)
With respect to all employee benefit plans of Parent, the Surviving Corporation or any of their Subsidiaries, including any "employee benefit plan" (as defined in Section 3(3) of ERISA) (including any vacation, paid time-off and severance plans), each Company Employee's service with the Company or any Company Subsidiary (as well as service with any predecessor employer of the Company or any such Company Subsidiary) shall be treated as service with Parent, the Surviving Corporation or any of their Subsidiaries as applicable, for all purposes, including determining eligibility to participate, level of benefits, vesting and benefit accruals, except (i) for purposes of any defined benefit retirement plan, any retiree welfare benefit plan, any grandfathered or frozen plan or any plan under which similarly situated employees of Parent and its Subsidiaries do not receive credit for prior service or (ii) to the extent that such recognition would result in any duplication of benefits for the same period of service.

(c)
With respect to any employee benefit plan maintained by Parent, the Surviving Corporation or any of their Subsidiaries in which Company Employees are eligible to participate following the Effective Time and that provides medical, dental or vision insurance benefits, for the plan year in which such Company Employee is first eligible to participate, Parent shall use commercially reasonable efforts to (i) cause any preexisting condition limitations or eligibility waiting periods under such plan to be waived with respect to such Company Employee to the extent such limitation would have been waived or satisfied under the Company Benefit Plan in which such Company Employee participated immediately prior to the Effective Time, (ii) credit each Company Employee for any co-payments or deductibles incurred by such Company Employee in such plan year for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such Post-Closing Plan and (iii) cause such credited expenses to count toward any annual or lifetime limits, treatment or visit limits or similar limitations that apply under the terms of the applicable plan.

(d)
The Company may establish a cash-based retention program in the aggregate amount of $5 million to promote retention, to incentivize efforts to consummate the Closing and to provide for a transition for a reasonable period of time following the Closing (the "Retention Program"). Awards under the Retention Program may be allocated by the Chief Executive Officer of the Company (or his designee(s)) among employees of the Company; provided that no awards may be granted to an individual who is covered by a change in control agreement and any award in excess of $100,000 shall be subject to the prior approval by Parent, such approval not to be unreasonably withheld or delayed. Each retention award under the Retention Program will vest and be paid fifty percent (50%) immediately prior to the Effective Time, twenty-five percent (25%) on the date that is ninety (90) days after the Effective Time and twenty-five percent (25%) on the date that is one hundred eighty (180) days after the Effective Time subject to continued employment through the applicable payment date; provided, however, that any unpaid portion of an award will vest in full and be paid upon an earlier Qualifying Termination subject, in the event of a Qualifying Termination, to the employee providing a general release of claims against the Company and its affiliates (including Company Personnel) in the form used by the Company in the ordinary course. If a retention award under the Retention Program is forfeited by a participant prior to the Effective Time, the Chief Executive Officer of the Company (or his designee(s)) may reallocate (subject to the parameters set forth in this Section 6.10(d)) the retention award to existing employees or new hires of the Company and the Company Subsidiaries. The Company may enter into a retention letter agreement with each recipient of a retention award under the Retention Program setting forth the amount and terms of such award. The Company has provided to Parent a schedule reflecting its good faith expectations regarding grants under the Retention Program, it being understood that, subject to the parameters set forth in this Section 6.10(d), there may be additional award recipients under the Retention Program and award amounts under the Retention Program may be higher or lower than those set forth in the schedule.

(e)
The Company may pay to each employee of the Company and the Company Subsidiaries actively employed on the last day of the Company's 2016 fiscal year (ending October 28, 2016), a full bonus under the applicable Company Benefit Plan that is an annual bonus plan (an "Annual Bonus Plan") in respect of the Company's 2016 fiscal year based on actual performance during such fiscal year, such payment to be made at the earlier of (x) immediately prior to the Effective Time, and (y) in the ordinary course of business consistent with past practice. The Company may establish awards for employees of the Company under an Annual Bonus Plan in respect of the Company's 2017 fiscal year (ending October 27, 2017) and the related performance goals, in each case, in the ordinary course of business and consistent with past practice. If the Effective Time occurs during the Company's 2017 fiscal year, Parent shall pay, or cause to be paid, to each Company Employee who participated in an Annual Bonus Plan immediately prior to the Effective Time and who experiences a Qualifying Termination at or following the Effective Time and prior to payment of such bonus (subject to the employee providing a general release of Claims against the Company and its Affiliates, including Company Personnel, in the form used by the Company in the ordinary course) a bonus equal to the product obtained by multiplying (i) the Company Employee's full year bonus entitlement under all such Annual Bonus Plans for the Company's 2017 fiscal year based on actual performance, and (ii) a fraction (not to exceed 1), the numerator of which equals the number of days that have elapsed during such fiscal year through the date of the Qualifying Termination and the denominator of which equals 365, with such bonus being paid at the same time as bonuses to Company Employees who remain in the employ of the Company, but in any event not later than the 15th day of the third month following the later of (A) the end of calendar year of the Qualifying Termination and (B) the end of the Company's fiscal year in which the Qualifying Termination occurs.

(f)	Parent hereby acknowledges that a "change of control" (or similar phrase) within the meaning of the Company Benefit Plans will occur at or prior to the Effective Time, as applicable.

(g)
Nothing in this Agreement shall confer upon any Company Employee or other service provider any right to continue in the employ or service of Parent, the Surviving Company or any of their Affiliates, or shall interfere with or restrict in any way the rights of Parent, the Surviving Company or any of their Affiliates, which rights are hereby expressly reserved, to discharge or terminate the services of any Company Employee or other service provider at any time for any reason whatsoever, with or without cause. In no event shall the terms of this Agreement be deemed to (i) establish, amend, or modify any Company Benefit Plan or any "employee benefit plan" as defined in Section 3(3) of ERISA, or any other benefit plan, program, agreement or arrangement maintained or sponsored by Parent, Surviving Company, of any of their Affiliates or (ii) alter or limit the ability of Parent, the Surviving Company or any of their Affiliates to amend, modify or terminate any Company Benefit Plan or any other compensation or benefit or employment plan, program, agreement or arrangement after the Closing Date. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 6.10 shall create any third-party beneficiary rights in any Company Employee or current or former service provider of the Company or its Affiliates (or any beneficiaries or dependents thereof).

SECTION 6.11 Merger Sub.

(a)	Prior to the Effective Time, Merger Sub shall not engage in any activity of any nature, except for activities related to or in furtherance of the Merger.

(b)
Parent hereby (i) guarantees the due, prompt and faithful payment performance and discharge by Merger Sub of, and compliance by Merger Sub with, all of the covenants and agreements of Merger Sub under this Agreement and (ii) agrees to take all actions necessary, proper or advisable to ensure such payment, performance and discharge by Merger Sub hereunder.

SECTION 6.12 Takeover Statutes. If any Takeover Statute or similar statute or regulation becomes applicable to this Agreement or the Merger, the Company and the Company Board shall grant such approvals and take such actions as are reasonably appropriate to ensure that the Merger may be consummated as promptly as practicable on the terms contemplated by this Agreement.

SECTION 6.13 Further Assurances. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the proper officers and directors of each Party and their respective Subsidiaries shall take, or cause to be taken, all such necessary action as may be reasonably requested by the other Party, in each case at the expense of the Surviving Corporation.

SECTION 6.14 Notice of Certain Events.

(a)
Except as previously disclosed on the Company Disclosure Schedule, from the date hereof until the Closing, the Company shall promptly notify Parent and Merger Sub in writing of any fact, circumstance, event or action the existence, occurrence or taking of which any of the persons within the definition of the Company's Knowledge actually becomes aware would require disclosure pursuant to this Section 6.14(a) and which (i) has resulted in, or could reasonably be expected to result in, any representation or warranty made by the Company hereunder not being true and correct as if made at and as of the date of this Agreement or at and as of the Effective Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date) or (ii) has resulted in, or could reasonably be expected to result in, the failure of any of the conditions set forth in Section 7.03 to be satisfied.

(b)
Any disclosure pursuant to this Section 6.14 shall not be deemed to have cured any inaccuracy in or breach of any representation or warranty contained in this Agreement, including for purposes of the termination rights contained in this Agreement or of determining whether or not the conditions set forth in Section 7.03 have been satisfied, and Parent's and/or Merger Sub's receipt of information pursuant to this Section 6.14 shall not operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the Company in this Agreement.

(c)
Except in the case of a material and willful breach of this Section 6.14, the failure to give any notice pursuant to this Section 6.14 shall not affect any of the conditions set forth in Article VII or give rise to any right to terminate this Agreement under Article VIII.

ARTICLE VII

 CONDITIONS PRECEDENT

SECTION 7.01 Conditions to Each Party's Obligation to Effect the Transactions. The obligation of each Party to effect the Closing is subject to the satisfaction or waiver (by such Party) at or prior to the Closing of the following conditions:

(a)	Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b)
Required Statutory Approvals. The Required Statutory Approvals, including the expiration or termination of any waiting period applicable to the Merger under the HSR Act, shall have been obtained at or prior to the Effective Time.

(c)
No Legal Restraints. Neither any Law nor any Judgment, whether preliminary, temporary or permanent, shall be in effect that prevents, makes illegal or prohibits the consummation of the Merger (any such Law or Judgment, a "Legal Restraint").

SECTION 7.02 Conditions to Obligations of the Company. The obligation of the Company to effect Closing is further subject to the satisfaction or waiver (by the Company) at or prior to the Closing of the following conditions:

(a)
Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub contained herein (other than those specified in clause (ii) below) shall be true and correct (without giving effect to any limitation as to "materiality" or "Parent Material Adverse Effect" set forth therein) at and as of the date hereof and at and as of the Effective Time as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of any such representation or warranty to be true and correct (without giving effect to any limitation as to "materiality" or "Parent Material Adverse Effect" set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect and (ii) the representations and warranties of Parent and Merger Sub contained in the first sentence of Section 4.01, Section 4.02, Section 4.06 and Section 4.07 shall be true and correct at and as of the date hereof and at and as of the Effective Time as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date).

(b)
Performance of Covenants and Agreements of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects each of the covenants and agreements required to be performed by them under this Agreement at or prior to the Closing.

(c)
Officer's Certificate. The Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent certifying the satisfaction by Parent and Merger Sub of the conditions set forth in Section 7.02(a) and Section 7.02(b).

SECTION 7.03 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger is further subject to the satisfaction or waiver (by Parent and Merger Sub) at or prior to the Closing of the following conditions:

(a)
Representations and Warranties. (i) The representations and warranties of the Company contained herein (other than those specified in clause (ii) below) shall be true and correct (without giving effect to any limitation as to "materiality" or "Company Material Adverse Effect" set forth therein) at and as of the date hereof and at and as of the Effective Time as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of any such representation or warranty to be true and correct (without giving effect to any limitation as to "materiality" or "Company Material Adverse Effect" set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, and (ii) the representations and warranties of the Company contained in the first sentence of Section 3.01, Section 3.03, Section 3.04, Section 3.13 and Section 3.19 shall be true and correct at and as of the date hereof and at and as of the Effective Time as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except, in the case of Section 3.03, where the failure of any such representation or warranty to be true and correct would be de minimis.

(b)
Performance of Covenants and Agreements of the Company. The Company shall have performed in all material respects each of the covenants and agreements required to be performed by it under this Agreement at or prior to the Closing.

(c)
Officer's Certificate. Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company certifying the satisfaction by the Company of the conditions set forth in Section 7.03(a) and Section 7.03(b).

(d)
Company Material Adverse Effect. Since the date hereof, there has not occurred any fact, circumstance, effect, change, event or development that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

ARTICLE VIII

 TERMINATION, AMENDMENT AND WAIVER
SECTION 8.01 Termination Rights.

(a)
Termination by Mutual Consent. The Company and Parent shall have the right to terminate this Agreement at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval, by mutual written consent.

(b)
Termination by either the Company or Parent. Each of the Company and Parent shall have the right to terminate this Agreement, at any time prior to the Effective Time, whether before or after the receipt of the Company Stockholder Approval, if:

(i)
the Closing shall not have occurred by 5:00 p.m. New York City time on July 21, 2017 (the "End Date"); provided, however, that if, prior to the End Date, all of the conditions to the Closing set forth in Article VII have been satisfied or waived (other than those conditions that by their nature can only be satisfied at the Closing; provided, that such conditions are reasonably capable of being satisfied prior to the End Date) other than the condition set forth in Section 7.01(b) or, if solely relating to any Legal Restraint in respect of any Antitrust Law, Section 7.01(c), then either Parent or the Company may extend the End Date by a total of two (2) three (3) month periods by written notice to the other Party prior to 5:00 p.m. New York City time on the End Date (and if so extended, such later date being the End Date); provided, further, that neither the Company nor Parent may terminate this Agreement or extend the End Date pursuant to this Section 8.01(b)(i) if it (or, in the case of Parent, Merger Sub) is in breach of any of its covenants or agreements in this Agreement and such breach has caused or resulted in either (1) the failure to satisfy the conditions to the obligations of the terminating Party to consummate the Merger set forth in Article VII prior to the End Date or (2) the failure of the Closing to have occurred prior to the End Date;

(ii)
the condition set forth in Section 7.01(c) is not satisfied and (A) in the case of a Legal Restraint in respect of any Antitrust Law of the United States giving rise to such nonsatisfaction, (1) a preliminary or permanent injunction in respect of the applicable such Antitrust Law has been entered and (2) the Party seeking to terminate this Agreement has delivered notice to the other Party describing the applicable Legal Restraint in reasonable detail and given the other Party opportunity for no less than five (5) Business Days to consider and discuss such Legal Restraint with the Party seeking to terminate this Agreement, and (B) in the case of a Legal Restraint in respect of any other Antitrust Law, (1) an ROW Conclusion exists under Section 6.03(c)(ii) and (2) the Party seeking to terminate this Agreement has delivered notice to the other Party describing the applicable Legal Restraint and ROW Conclusion in reasonable detail and given the other Party opportunity for no less than five (5) Business Days to consider and discuss such Legal Restraint and ROW Conclusion with the Party seeking to terminate this Agreement, and (C) in the case of any other Legal Restraint, the Legal Restraint giving rise to such nonsatisfaction has become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 8.01(b)(ii) shall not be available to any Party if such failure to satisfy the condition set forth in Section 7.01(c) is the result of a failure of such Party to comply with its obligations pursuant to Section 6.03; or

(iii)
the Company Stockholder Approval is not obtained at the Company Stockholders Meeting duly convened (unless such Company Stockholders Meeting has been adjourned, in which case at the final adjournment thereof).

(c)	Termination by the Company. The Company shall have the right to terminate this Agreement:
(i)
if prior to Company Stockholder Approval and in accordance with Section 5.02, the Company enters into a Company Acquisition Agreement with respect to a Superior Company Proposal, so long as (1) the Company has complied in all material respects with its obligations under Section 5.02(c) and (2) the Company prior to or concurrently with such termination pays to Parent the Company Termination Fee in accordance with Section 8.02(b)(i); provided, however, that the Company shall not have the right to terminate this Agreement under this Section 8.01(c)(i) after the Company Stockholder Approval is obtained at the Company Stockholders Meeting; or

(ii)
if Parent or Merger Sub breaches or fails to perform any of its covenants or agreements contained herein, or if any of the representations or warranties of Parent or Merger Sub contained herein fails to be true and correct, which breach or failure (1) would give rise to the failure of a condition set forth in Section 7.01, Section 7.02(a) or Section 7.02(b), as applicable, and (2) is not reasonably capable of being cured by Parent or Merger Sub by the End Date (as it may be extended pursuant to Section 8.01(b)(i)) or is not cured by Parent within thirty (30) days after receiving written notice from the Company of such breach or failure; provided, however, that the Company shall not have the right to terminate this Agreement under this Section 8.01(c)(ii) if the Company is then in breach of any covenant or agreement contained herein or any representation or warranty of the Company contained herein then fails to be true and correct such that the conditions set forth in Section 7.03(a) or Section 7.03(b), as applicable, could not then be satisfied.

(d)	Termination by Parent. Parent shall have the right to terminate this Agreement:

(i)	if prior to Company Stockholder Approval and in accordance with Section 5.02, the Company enters into a Company Acquisition Agreement with respect to a Superior Company Proposal;

(ii)
if prior to Company Stockholder Approval, (A) the Company makes a Company Adverse Recommendation Change or the Company or the Company Board (or any committee thereof) publicly announces its intention to make a Company Adverse Recommendation Change, (B) the Company Board fails to reaffirm, within ten (10) Business Days after being so requested in writing by Parent, the Company Board Recommendation after any Company Takeover Proposal (or material modification) is first publicly disclosed by the Company or the Person making such Company Takeover Proposal (provided that the Company Board shall not be required to reaffirm the Company Board Recommendation more than two times) or (C) a tender offer or exchange offer relating to the Company Common Stock shall have been commenced by a Person unaffiliated with Parent, and the Company shall not have sent to its stockholders pursuant to Rule 14e-2 under the Securities Act, within ten (10) Business Days after such tender offer or exchange offer is first published, sent or given, a statement reaffirming the Company Board Recommendation and recommending that stockholders reject such tender or exchange offer (provided that the issuance by the Company of any "stop, look and listen" communication of the type contemplated by Rule 14d-9(f) under the Exchange Act prior to such statement and recommendation shall not give Parent the right to terminate this Agreement); provided, however, that Parent shall not have the right to terminate this Agreement under this Section 8.01(d)(ii) after the Company Stockholder Approval is obtained at the Company Stockholders Meeting; or

(iii)
if the Company breaches or fails to perform any of its covenants or agreements contained herein, or if any of the representations or warranties of the Company contained herein fails to be true and correct, which breach or failure (1) would give rise to the failure of a condition set forth in Section 7.01, Section 7.03(a) or Section 7.03(b), as applicable, and (2) is not reasonably capable of being cured by the Company by the End Date (as it may be extended pursuant to Section 8.01(b)(i)) or is not cured by the Company within thirty (30) days after receiving written notice from Parent of such breach or failure; provided, however, that Parent shall not have the right to terminate this Agreement under this Section 8.01(d)(iii) if Parent is then in breach of any covenant or agreement contained herein or any representation or warranty of Parent contained herein then fails to be true and correct such that the conditions set forth in Section 7.02(a) or Section 7.02(b), as applicable, could not then be satisfied.

The Party desiring to terminate this Agreement pursuant to this Section 8.01 (other than pursuant to Section 8.01(a)) shall give written notice of such termination to the other Party specifying the provision of this Agreement pursuant to which such termination is being effected.

SECTION 8.02 Effect of Termination; Termination Fees.

(a)
In the event of termination of this Agreement by either Parent or the Company as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of the Company or Parent (or any stockholder, Affiliate or Representative thereof), whether arising before or after such termination, based on, arising out of or relating to this Agreement or the negotiation, execution, performance or subject matter hereof (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity), except for (i) Section 4.11, the last sentence of Section 6.02(a), Section 6.02(b), Section 6.08, this Section 8.02 and Article IX, which provisions shall survive such termination and (ii) subject to Section 8.02(c), liability of any Party (whether or not the terminating Party) for any fraud or willful breach of this Agreement prior to such termination but solely to the extent such liability arises out of fraud or willful breach by such Party of any covenant or agreement set forth herein that gave rise to the failure of a condition set forth in Article VII, in which event such Party shall be liable for the actual damages of the other Party. The liabilities described in the preceding sentence shall survive the termination of this Agreement.

(b)	Termination Fees.
(i)
If (A) either Parent or the Company terminates this Agreement pursuant to Section 8.01(b)(i) and, at the time of such termination, any of the conditions set forth in Section 7.01(b) or, in connection with any Legal Restraint in respect of any Antitrust Law, Section 7.01(c), shall have not been satisfied, (B) either Parent or the Company terminates this Agreement pursuant to Section 8.01(b)(ii) in connection with any Legal Restraint in respect of any Antitrust Law, or (C) the Company terminates this Agreement pursuant to Section 8.01(c)(ii) based on a failure by Parent to perform its covenants or agreements under Section 6.03 (provided, that such failure results or would be reasonably likely to result in the failure of a condition set forth in Section 7.01(b) or, to the extent relating to any Legal Restraint in respect of any Antitrust Law, Section 7.01(c) to be satisfied), then Parent shall pay to the Company a fee of $150,000,000 in cash (the "Parent Termination Fee"). Parent shall pay the Parent Termination Fee to the Company (to an account designated in writing by the Company) within two (2) Business Days after the date of the applicable termination.

(ii)
If the Company enters into a Company Acquisition Agreement with respect to a Superior Company Proposal and (A) substantially concurrently therewith the Company terminates this Agreement pursuant to Section 8.01(c)(i) or (B) thereafter Parent terminates this Agreement pursuant to Section 8.01(d)(i), then the Company shall pay to Parent a fee of $75,000,000 in cash (the "Company Termination Fee") at or prior to such termination (in the case of the foregoing clause (A)) or within two Business Days after such termination (in the case of the foregoing clause (B)).

(iii)	If Parent terminates this Agreement pursuant to Section 8.01(d)(ii)(A), then the Company shall pay to Parent the Company Termination Fee within two (2) Business Days after such termination.

(iv)
If (A) Parent or the Company terminates this Agreement pursuant to Section 8.01(b)(i) or Section 8.01(b)(iii) or (B) Parent terminates this Agreement pursuant to Section 8.01(d)(iii) as a result of a breach of the Company's covenants or agreements under Section 5.02 or pursuant to Section 8.01(d)(ii)(B) or (C), and, in each case, prior to such termination, (I) a Company Takeover Proposal shall have been publicly disclosed and not have been withdrawn, (II) within three hundred fifteen (315) days after the termination of this Agreement, the Company shall have entered into a definitive agreement with respect to, or consummated, a Company Takeover Proposal (whether or not the same Company Takeover Proposal referred herein) and (III) at the time of such termination, the conditions set forth in Section 7.01(b) and, to the extent relating to any Legal Restraint in respect of any Antitrust Law, Section 7.01(c), shall have been satisfied or are reasonably expected to be satisfied prior to the End Date, then the Company shall pay to Parent the Company Termination Fee no later than the earlier of the execution of any definitive agreement with respect to the relevant Company Takeover Proposal and the consummation of the relevant Company Takeover Proposal.

(v)
For purposes of this Section 8.01(b), the term "Company Takeover Proposal" shall have the meaning assigned to such term in Section 5.02(g)(i), except that the applicable percentage in the definition of "Company Takeover Proposal" shall be "50.1%" rather than "15% or more".

(c)
The Parties acknowledge that the agreements contained in Section 8.02(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement. Without limiting any rights of either Party under Section 9.10 prior to the termination of this Agreement pursuant to Section 8.01, if this Agreement is validly terminated under circumstances in which the Company is obligated to pay the Company Termination Fee or Parent is obligated to pay the Parent Termination Fee, upon payment of the Company Termination Fee or the Parent Termination Fee, as applicable, the Company or Parent and Merger Sub (as applicable) shall have no further liability with respect to this Agreement or the transactions contemplated hereby to the other Parties or any of their respective Affiliates or Representatives, and payment of the Company Termination Fee or Parent Termination Fee (as applicable) shall be deemed to be liquidated damages and shall be Parent's or the Company's (as applicable) sole and exclusive remedy for any Claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys' fees and disbursements, suffered or incurred by Parent or the Company (as applicable), each Party's Subsidiaries and any other Person in connection with this Agreement, the transactions contemplated hereby (and the termination thereof) or any matter forming the basis for such termination, and Parent and Merger Sub or the Company (as applicable) shall not have, and each expressly waives and relinquishes, any other right, remedy or recourse (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity); provided that, regardless of whether Parent or the Company pays or is obligated to pay the Parent Termination Fee or Termination Fee (as applicable), nothing in this Section 8.02(c) will release any Party from liability for a willful breach of this Agreement. While a Party may pursue both a grant of specific performance in accordance with Section 9.10 and the payment of the Parent Termination Fee or Company Termination Fee (as applicable), under no circumstances shall a Party be permitted or entitled to receive both a grant of specific performance that results in the Closing and payment of any portion of the Parent Termination Fee or Company Termination Fee (as applicable). The Parties acknowledge and agree that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion, and in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.

SECTION 8.03 Amendment. This Agreement may be amended by the Parties at any time before or after receipt of the Company Stockholder Approval; provided, however, that (a) after receipt of the Company Stockholder Approval, there shall be made no amendment that by Law requires further approval by the stockholders of the Company, without the further approval of such stockholders, (b) no amendment shall be made to this Agreement after the Effective Time and (c) except as provided above, no amendment of this Agreement shall require the approval of the stockholders of Parent or the stockholders of the Company. This Agreement may not be amended, except by an instrument in writing signed on behalf of each of the Parties.

SECTION 8.04 Extension; Waiver. At any time prior to the Effective Time, the Parties may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant to this Agreement, (c) subject to Section 8.03(a), waive compliance with any covenants and agreements contained herein or (d) waive the satisfaction of any of the conditions contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of any Party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

SECTION 8.05 Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 8.01, an amendment of this Agreement pursuant to Section 8.03 or an extension or waiver pursuant to Section 8.04 shall, in order to be effective, require, in the case of the Company, Parent or Merger Sub, action by its respective board of directors or the duly authorized designee of its board of directors. Termination of this Agreement prior to the Effective Time shall not require the approval of the stockholders of the Company. The Party desiring to terminate this Agreement pursuant to Section 8.01 shall give written notice of such termination to the other Parties in accordance with Section 9.02, specifying the provision of this Agreement pursuant to which such termination is effected.

ARTICLE IX

 GENERAL PROVISIONS
SECTION 9.01 Nonsurvival of Representations, Warranties, Covenants and Agreements. None of the representations or warranties contained in this Agreement or in any schedule, certificate, or instrument delivered pursuant to this Agreement shall survive, and all rights, Claims and causes of action (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) with respect thereto shall terminate at the Effective Time, except for Section 4.11 which shall survive indefinitely. Except for any covenant or agreement that by its terms contemplates performance after the Effective Time, none of the covenants or agreements of the Parties contained herein shall survive, and all rights, Claims and causes of action (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) with respect to such covenants and agreements shall terminate at, the Effective Time.

SECTION 9.02 Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given (a) when delivered personally by hand (with written confirmation of receipt by other than automatic means, whether electronic or otherwise), (b) when sent by facsimile or email (with written confirmation of transmission) or (c) one (1) Business Day following the day sent by an internationally recognized overnight courier (with written confirmation of receipt), in each case, at the following addresses, facsimile numbers and email addresses (or to such other address, facsimile number or email address as a Party may have specified by notice given to the other Party pursuant to this provision):

To Parent, Guarantor or Merger Sub:

c/o Komatsu America Corp.
1701 Golf Road
Rolling Meadows, IL 60008
Facsimile:                (847) 239-5187
Attention:               Ed Bathelt, Esq.
 Vice President, General Counsel and Secretary
Email:        ebathelt@komatsuna.com

with a copy (which shall not constitute notice) to:

Komatsu Ltd.
Komatsu Building
2-3-6, Akasaka
Minato-ku, Tokyo 107
Japan
Attention:               General Manager, Legal Department
Email:                       hiroshi_makabe@komatsu.co.jp

and

Arnold & Porter LLP
601 Massachusetts Ave, NW
Washington, DC 20001
Facsimile:                (202) 942-5999
Attention:               Steven Kaplan, Esq.
 Susan T. Morita, Esq.
Email:        steven.kaplan@aporter.com
 susan.morita@aporter.com

To Company:

Joy Global Inc.
100 East Wisconsin Avenue, Suite 2780
Milwaukee, Wisconsin  53202
Facsimile:                (414) 319-8520
Attention:               Sean D. Major, Esq.
                                  Executive Vice President, General Counsel and Secretary
Email:        sean.major@joyglobal.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Facsimile:                (212) 403-2000
Attention:               Andrew R. Brownstein, Esq.
                                 Benjamin M. Roth, Esq.
Email:                       ARBrownstein@wlrk.com
  BMRoth@wlrk.com

SECTION 9.03 Defined Terms. For purposes of this Agreement, each capitalized term has the meaning given to it, or specified, in Exhibit A.

SECTION 9.04 Interpretation.

(a)
Time Periods. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, (i) the date that is the reference date in calculating such period shall be excluded and (ii) if the last day of such period is not a Business Day, the period in question shall end on the next succeeding Business Day.

(b)	Dollars. Unless otherwise specifically indicated, any reference herein to $ means U.S. dollars.

(c)	Gender and Number. Any reference herein to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.

(d)
Articles, Sections and Headings. When a reference is made herein to an Article or a Section, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated. The table of contents and headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(e)	Include. Whenever the words "include," "includes" or "including" are used herein, they shall be deemed to be followed by the words "without limitation."

(f)
Hereof. The words "hereof," "hereto," "hereby," "herein" and "hereunder" and words of similar import when used herein shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(g)	Extent. The word "extent" in the phrase "to the extent" shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply "if."

(h)	Contracts; Laws. Any Contract or Law defined or referred to herein means such Contract or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated.

(i)	Persons. References to a person are also to its permitted successors and assigns.

(j)
Exhibits and Disclosure Schedule. The Exhibits to this Agreement and the Company Disclosure Schedule are hereby incorporated and made a part hereof and are an integral part of this Agreement. The Company may, at its option, include in the Company Disclosure Schedule items that are not material in order to avoid any misunderstanding, and such inclusion, or any references to dollar amounts herein or in the Company Disclosure Schedule, shall not be deemed to be an acknowledgement or representation that such items are material, to establish any standard of materiality or to define further the meaning of such terms for purposes of this Agreement or otherwise. Any matter set forth in any section of the Company Disclosure Schedule shall be deemed to be referred to and incorporated in any section to which it is specifically referenced or cross-referenced and also in all other sections of such Disclosure Schedule to which such matter's application or relevance is reasonably apparent. Any capitalized term used in any Exhibit or any Disclosure Schedule but not otherwise defined therein shall have the meaning given to such term herein.

SECTION 9.05 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party or such Party waives its rights under this Section 9.05 with respect thereto. Upon any determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that transactions contemplated by this Agreement are fulfilled to the extent possible.

SECTION 9.06 Counterparts. This Agreement may be executed in one or more counterparts (including by means of facsimile or email in .pdf format), all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties.

SECTION 9.07 Entire Agreement; No Third-Party Beneficiaries. This Agreement, taken together with the Company Disclosure Schedule and the Confidentiality Agreement, constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, between or among the Parties with respect to the Merger. Except for Section 6.09, each Party agrees that (i) their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other Parties, in accordance with and subject to the terms of this Agreement and (ii) this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

SECTION 9.08 Governing Law. This Agreement, and all Claims or causes of action of the Parties (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) that may be based on, arise out of or relate to this Agreement or the negotiation, execution, due diligence, performance or subject matter hereof, shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to principles of conflict of laws thereof or of any other jurisdiction.

SECTION 9.09 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the Parties without the prior written consent of the other Parties. Any purported assignment without such consent shall be void. This Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

SECTION 9.10 Specific Enforcement. The Parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, at any time prior to the valid termination of this Agreement pursuant to Article VIII, subject to the limitations in Section 8.02(c), the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of terms and provisions of this Agreement, including the right of a Party to cause each other Party to consummate the Merger and the other transactions contemplated by this Agreement, in any court referred to in Section 9.11 (and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The Parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach. If any Party brings any Claim to enforce specifically the performance of the terms and provisions of this Agreement when expressly available to such Party pursuant to the terms of this Agreement, then, notwithstanding anything to the contrary herein, the End Date shall automatically be extended by the period of time between the commencement of such Claim and the date on which such Claim is fully and finally resolved.

SECTION 9.11 Jurisdiction; Venue.

(a)
All Claims arising from, under or in connection with this Agreement shall be raised to and exclusively determined by the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), to whose jurisdiction and venue the Parties irrevocably and unconditionally consent and submit. Each Party hereby irrevocably and unconditionally waives any objection to the laying of venue of Claim arising out of this Agreement in such court and hereby further irrevocably and unconditionally waives and agree not to plead or claim in any such court that any such Claim brought in any such court has been brought in an inconvenient forum. Each Party further agree that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 9.02 hereof shall be effective service of process for any Claim brought against such Party in any such court.

(b)
Each of the Parties (i) irrevocably consents to submit itself, and hereby irrevocably submits itself, to the personal jurisdiction of the Court of Chancery of the State of Delaware and any federal court located in the State of Delaware, or, if neither of such courts has subject matter jurisdiction, any state court of the State of Delaware having subject matter jurisdiction, in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) irrevocably agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and agrees not to plead or claim any objection to the laying of venue in any such court or that any judicial proceeding in any such court has been brought in an inconvenient forum, (iii) irrevocably agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware and any federal court located in the State of Delaware, or, if neither of such courts has subject matter jurisdiction, any state court of the State of Delaware having subject matter jurisdiction, and (iv) irrevocably consents to service of process being made through the notice procedures set forth in Section 9.02.

SECTION 9.12 Waiver of Jury Trial. EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT OR THE MERGER. EACH PARTY CERTIFIES AND ACKNOWLEDGES (A) THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS AND (C) THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.12.

SECTION 9.13 Construction. Each of the Parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of authorship of any of the provisions of this Agreement.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the Parties have duly executed this Agreement, each as of the date first written above.

JOY GLOBAL INC.

By:	/s/ Edward L. Doheny II
Name: Edward L. Doheny II
Title: President & Chief Executive
Officer

KOMATSU AMERICA CORP.

By:	/s/ Rod Schrader
Name: Rod Schrader
Title: Chairman and Chief Executive Officer

PINE SOLUTIONS INC.

By:	/s/ Gary Kasbeer
Name: Gary Kasbeer
Title: President

GUARANTY

To induce the Company to enter into this Agreement, Komatsu Ltd. (the "Guarantor"), as primary obligor and not merely as a surety, hereby absolutely, unconditionally and irrevocably guarantees full and timely payment and performance of the duties, obligations and responsibilities of Parent and Merger Sub specified in this Agreement or arising out of or relating to this Agreement as and when required to be performed hereunder, including the obligation of Parent, subject to the terms and satisfaction of the conditions set forth in this Agreement, to, at or prior to the Effective Time, make available or cause to be made available to the Paying Agent cash in an amount equal to the Payment Fund and to pay any fees and expenses of Parent or Merger Sub, any damages arising from the breach by Parent or Merger Sub of their obligations under this Agreement and any other obligations of Parent or Merger Sub (collectively, the "Guaranteed Obligations"), and shall be deemed to have made, and shall be liable for, all of the representations and warranties, covenants and other agreements of Parent contained herein.

The Guarantor acknowledges and agrees that this guaranty is a primary obligation of the Guarantor, and that the Company shall be entitled to make any demand hereunder, and pursue all of its rights and remedies, against all or any of the Guarantor, Parent and Merger Sub, whether or not the Company has made any demand or pursued any remedies against Parent or Merger Sub. This is a guarantee of payment and performance, and not merely of collectability. The obligations of the Guarantor under this guaranty shall be enforceable against the Guarantor to the same extent as if the Guarantor were the primary obligor (and not merely a surety) under this Agreement.

The Guarantor hereby waives as to itself promptness, diligence, notice of the acceptance of this guarantee and of the Guaranteed Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of any Guaranteed Obligations incurred, all defenses which may be available by virtue of any valuation, stay, moratorium law or other similar law now or hereafter in effect, and all suretyship defenses.

The Guarantor agrees that the obligations of the Guarantor hereunder shall not be released or discharged, in whole or in part, or otherwise affected by (i) the failure or delay on the part of the Company to assert any claim or demand or to enforce any right or remedy against Parent or Merger Sub; (ii) any change in the time, place or manner of payment of any of the Guaranteed Obligations or any waiver, compromise, consolidation or other amendment or modification of any of the terms or provisions of this Agreement made in accordance with the terms thereof or any agreement evidencing, securing or otherwise executed in connection with any of the Guaranteed Obligations; (iii) any change in the corporate existence, structure or ownership of the Guarantor, Parent, Merger Sub or any other Person interested in the transactions contemplated by this Agreement; (iv) the adequacy of any other means the Company may have of obtaining payment related to any of the Guaranteed Obligations, (v) any voluntary or involuntary liquidation, dissolution, sale or other disposition of all or substantially all of the assets, marshalling of assets and liabilities, receivership, insolvency, bankruptcy, assignment for the benefit of creditors, reorganization, arrangement, composition with creditors or readjustment, or other similar proceeding or any other inability to pay or perform affecting the Guarantor, Parent, Merger Sub or any other Person interested in the transactions contemplated by this Agreement; (vi) the existence of any claim, set-off or other right which Guarantor may have at any time against the Company, Parent, Merger Sub or any other Person interested in the transactions contemplated by this Agreement, whether in connection with such transactions or otherwise; (vii) the adequacy of any other means the Company may have of obtaining payment of the Guaranteed Obligations or (viii) the value, genuineness, validity, regularity, illegality or enforceability of this Agreement or any agreement or instrument related to this Agreement; provided, however, that the Guarantor shall be entitled to all rights, defenses and counterclaims of Parent and/or Merger Sub with respect to any Claim for enforcement of this Guaranty.

This Guaranty may not be revoked or terminated and shall remain in full force and effect and shall be binding on Guarantor, its successors and assigns until all amounts payable by Guarantor under this Guaranty with respect to the Guaranteed Obligations have been indefeasibly paid in full.

The Guarantor acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by this Agreement and that the waivers by the Guarantor set forth in this Guarantee are knowingly made in contemplation of such benefits. For the avoidance of doubt, if Parent or Merger Sub is obligated to consummate the Merger pursuant to the terms and conditions of this Agreement, no further act or thing need occur to establish the Guarantor's liability hereunder, and no act or thing, except full performance of the Guaranteed Obligations, shall in any way exonerate or discharge the obligations of the Guarantor hereunder or modify, limit or release the Guarantor's liability hereunder. The Company may, at any time, take any and all actions available hereunder or under applicable law to enforce Guarantor's obligations hereunder, regardless of whether action is brought against Parent or Merger Sub or whether Parent or Merger Sub is joined in any such action or actions.

All payments by the Guarantor pursuant to this Guaranty shall be made in lawful money of the United States in immediately available funds. Guarantor promises and undertakes to make all payments hereunder free and clear of any deduction, offset, defense, claim or counterclaim of any kind. In the event that any payment hereunder is rescinded or must otherwise be returned for any reason whatsoever, Guarantor shall remain liable hereunder as if such payment had not been made.

The Guarantor may not assign or delegate its rights, interests or obligations hereunder to any other person (by operation of law or otherwise) without the prior written consent of the Company.
The terms of Sections 9.02, 9.07 and 9.11 of this Agreement shall apply to this Guaranty mutatis mutandis.

KOMATSU LTD.

By:	/s/ Tetsuji Ohashi
Name: Tetsuji Ohashi
Title: President and CEO

EXHIBIT A

DEFINED TERMS
Section 1.01 Certain Defined Terms. For purposes of this Agreement, each of the following terms has the meaning specified in this Section 1.01 of Exhibit A:

"Affiliate" of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. For purposes of this definition, "control" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

"Antitrust Laws" means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, all applicable state, foreign or supranational antitrust Laws and all other applicable Laws issued by a Governmental Entity that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

"Business Day" means any day except for (a) a Saturday or a Sunday or (b) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in Milwaukee, Wisconsin or New York, New York.

"Cause" means (a) "Cause" as defined in an employee's employment, change in control or severance agreement or (b) if there is no such agreement or it does not define "Cause", (i) conviction of an employee for committing a felony under U.S. federal or state law or an equivalent offense under the laws of any non-U.S. jurisdiction, (ii) failure on the part of the employee to perform his or her employment duties in any material respect or (iii) employee's material violation of the written policies of the Company or a Company Subsidiary; provided that, termination of an employee's employment pursuant to clause (b)(ii) or (iii) shall be considered to be with "Cause" only if (x) the Company provides notice to the employee of the basis for Cause and (y), if the basis for Cause is capable of remedy, the employee fails to remedy such condition within fifteen (15) days following receipt of such notice.

 "Claim" means any demand, claim, suit, action, legal proceeding (whether at law or in equity) or arbitration.

"Code" means the Internal Revenue Code of 1986, as amended.

"Company Benefit Plan" means each means each compensatory or employee benefit plan, program, agreement or arrangement, including pension, retirement, profit-sharing, deferred compensation, stock option, change in control, retention, equity or equity-based compensation, stock purchase, employee stock ownership, severance pay, vacation, bonus or other incentive plans, medical, retiree medical, vision, dental or other health plans, life insurance plans, and each other material employee benefit plan or fringe benefit plan, including any "employee benefit plan" as that term is defined in Section 3(3) of ERISA, in each case, whether oral or written, funded or unfunded, or insured or self-insured, (A) that is maintained by the Company or any Company Subsidiary for the benefit of any Company Personnel, or (B) to which the Company or any Company Subsidiary contributes or is obligated to contribute or would reasonably be expected to have any Liability, other than a Multiemployer Plan and other than any plan or program maintained by a Governmental Entity to which the Company or any of its Affiliates contribute pursuant to applicable Laws.

"Company IP Agreements" means all licenses, sublicenses, consent to use agreements, covenants not to sue and permissions and other Contracts, including the right to receive royalties or any other consideration, whether written or oral, concerning rights in Intellectual Property and to which the Company or any of the Company Subsidiaries is a party or under which the Company or any of the Company Subsidiaries is a licensor or licensee.

"Company Material Adverse Effect" means any change or effect that, individually or in the aggregate, (1) has or would reasonably be expect to have a material adverse effect on the business, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole or (2) would reasonably be expected to prevent or materially impede, interfere with or delay the Company's timely consummation of, the transactions contemplated by this Agreement; provided that no change or effect resulting from or arising out of any of the following, individually or in the aggregate, shall constitute or be taken into account in determining whether a Company Material Adverse Effect has occurred: (a) any change or condition affecting the mining or heavy equipment manufacturing and servicing industries in North America or in any other region where such industries exist, including the coal mining and coal mining heavy equipment manufacturing and servicing industries in North America or in any other region where such industries exist or any industry in which the Company or any Company Subsidiary operates or does business whether in North America or in any other region where such industry exists (including, in each case, any changes in the operations thereof); (b) any change affecting any economic, legislative or political condition or any change affecting any securities, credit, financial, commodities or other capital markets condition, in each case in the United States, in any foreign jurisdiction or in any specific geographical area in which the Company or any Company Subsidiary operates or does business; (c) any failure in and of itself by the Company or any Company Subsidiary to meet any internal or public projection, budget, forecast, estimate or prediction in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the changes and effects giving rise to or contributing to such failure may (if not otherwise excluded hereby) constitute or be taken into account in determining whether a Company Material Adverse Effect has occurred); (d) any change resulting from the announcement, execution or delivery of this Agreement, including (i) any action taken by the Company or any Company Subsidiary that is required or contemplated by this Agreement, or is consented to by Parent or (ii) any Claim arising out of or related to this Agreement (including stockholder litigation); (e) any change or condition affecting the market for minerals, ores, refined or unrefined products thereof or other commodities, including any change in the price or availability of minerals, ores, refined or unrefined products thereof or other commodities; (f) any change in the market price, credit rating or trading volume of shares of Company Common Stock on the NYSE or any change affecting the ratings or the ratings outlook for the Company or any Company Subsidiary (it being understood that the changes and effects giving rise to or contributing to any such change may (if not otherwise excluded hereby) constitute or be taken into account in determining whether a Company Material Adverse Effect has occurred), (g) any change in applicable Law, regulation or GAAP (or authoritative interpretation thereof); (h) geopolitical conditions, the outbreak or escalation of hostilities, any act of war, sabotage or purported terrorism, or any escalation or worsening of any such act of war, sabotage or purported terrorism threatened or underway as of the date of this Agreement; (i) any hurricane, strong winds, ice event, fire, tornado, tsunami, flood, earthquake or other natural disaster or weather-related event, circumstance or development, (j) any change or effect arising from any requirements imposed by any Governmental Entities as a condition to obtaining the Required Statutory Approvals and (k) any action required or permitted to be taken by the Company or any Company Subsidiary set forth on the Company Disclosure Schedule; provided, however, that any change or effect set forth in clauses (a), (b), (e) and (g) above may be taken into account in determining whether a Company Material Adverse Effect has occurred solely to the extent such change or affect has a materially disproportionate adverse effect on the Company and the Company Subsidiaries, taken as a whole, as compared to other participants in the relevant business industries in which the Company and its Subsidiaries operate (in which case, only the incremental disproportionate impact may be taken into account in determining whether there has been, or would be, a Company Material Adverse Effect).

"Company Option" means any option to purchase shares of Company Common Stock granted by the Company under a Company Stock Plan.

"Company Performance Share Award" means any performance share award relating to shares of Company Common Stock granted by the Company under a Company Stock Plan.

"Company Personnel" means any current or former director, officer, or employee of the Company or any Company Subsidiary.

"Company Rollover RSU Award" means a Company RSU Award granted after the date of this Agreement to any Company Personnel (other than any non-employee director of the Company).

"Company RSU Award" means any restricted share unit award relating to shares of Company Common Stock granted by the Company under a Company Stock Plan that is or was subject solely to time-based vesting (including any vested restricted share unit award held by a current or former non-employee director for which settlement has been deferred).

"Company Stock Plan" means the 2016 Omnibus Incentive Compensation Plan and the 2007 Stock Incentive Plan of the Company as amended and in effect from time to time.

"Confidentiality Agreement" means that certain letter agreement, dated as of May 1, 2016, by and between the Guarantor and the Company.

"Contract" means any written or oral contract, lease, license, evidence of indebtedness, mortgage, indenture, purchase order, binding bid, letter of credit, security agreement, undertaking or other agreement that is legally binding.

"Employee Stock Purchase Plans" means the International Employee Stock Purchase and the Employee Stock Purchase Plan of the Company as amended and in effect from time to time.

"Environmental Claim" means any Claim against, or any investigation as to which the Company or any Company Subsidiary has received written notice of, the Company or any Company Subsidiary asserted by any Person alleging liability (including potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) or responsibility arising out of, based on or resulting from (a) the presence or Release of or exposure to any Hazardous Materials at any location, whether or not owned or operated by the Company or any Company Subsidiary, or (b) any violation or alleged violation of Environmental Law or any Environmental Permit.

"Environmental Laws" means all applicable Laws issued, promulgated by or with any Governmental Entity, and any order or binding agreement with any Governmental Entity, relating to pollution or protection of or damage to the environment (including ambient and indoor air, surface water, groundwater, land surface, subsurface and sediments), natural resources, endangered or threatened species or the climate as it relates to exposure to hazardous or toxic materials, including Laws relating to the exposure to Hazardous Materials.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

"ERISA Affiliate" means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business.

"Good Reason" means (a) "Good Reason" as defined in the employee's employment, change in control or severance agreement or (b) if there is no such agreement or it does not define "Good Reason", the occurrence of any of the following events without the employee's written consent: (i) a reduction in the employee's base salary or base wage rate, or (ii) a relocation of the employee's principal place of employment by more than fifty (50) miles; provided, that an employee's resignation shall be considered to be for "Good Reason" under clause (b) only if (x) such employee provides notice to the Company of the act or omission constituting Good Reason within thirty (30) days following the occurrence of such act or omission, (y) the Company fails to remedy such act or omission within thirty (30) days following receipt of such notice, and (z) such employee resigns within thirty (30) days after the end of such cure period.

 "Governmental Entity" means any U.S. or foreign federal, state, provincial or local governmental authority, court, government or self-regulatory organization, commission, tribunal or organization or any regulatory, administrative or other agency, or any political or other subdivision, department or branch of any of the foregoing, including any governmental, quasi-governmental or nongovernmental body administering, regulating, or having general oversight over any energy-related markets, or any court, arbitrator, arbitration panel or similar judicial body.

"Hazardous Materials" means any chemical, material, substance, product, mixture or waste that is regulated as a pollutant, a contaminant, hazardous or toxic under any Environmental Law and petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation and polychlorinated biphenyls.

"Indebtedness" means, with respect to any Person, without duplication, (a) all obligations of such Person for borrowed money (other than intercompany indebtedness), (b) all obligations of such Person evidenced by bonds, debentures, notes, commercial paper or similar instruments, (c) all obligations of such Person evidenced by letters of credit, bankers' acceptances or similar facilities to the extent drawn upon by the counterparty thereto, and (d) all guarantees or other assumptions of liability for any of the foregoing.

"Intellectual Property" means all intellectual property and industrial property rights of any kind or nature, including all U.S. and foreign trademarks, service marks, service names, internet domain names, trade dress and trade names, and all goodwill associated therewith and symbolized thereby, patents and all related continuations, continuations-in-part, divisionals, reissues, reexaminations, substitutions, and extensions thereof, trade secrets, registered and unregistered copyrights and works of authorship, proprietary rights in databases to the extent recognized in any given jurisdiction, and registrations and applications for registration of any of the foregoing.

"Judgment" means a judgment, order, decree, injunction, ruling, writ, assessment or arbitration award of a Governmental Entity of competent jurisdiction.

"Knowledge" means (i) with respect to the Company, the actual knowledge of Edward Doheny, James Sullivan, Sean Major, Johannes Maritz, Matt Kulasa, Randy White (but solely with respect to Sections 3.05, 3.06(a), 3.07, 3.10, 3.11, 3.14, 3.16 and 3.17), Bryan Johnson, Martin Pittorino, John Koetz, Peter Salditt and Sean Fitzgerald after due inquiry and (ii) with respect to the Parent or the Merger Sub, the actual knowledge of Rod Schrader, Masayuki Moriyama, Gary Kasbeer and Ed Bathelt after due inquiry.

"Law" means any domestic or foreign, federal, state, provincial or local statute, law, ordinance, rule, binding administrative interpretation, regulation, order, writ, injunction, directive, judgment, decree or other requirement of any Governmental Entity, including the rules and regulations of the NYSE and the DGCL.

"Liens" means, with respect to any property or asset, all pledges, liens, mortgages, charges, encumbrances, hypothecations, options, rights of first refusal, rights of first offer and security interests of any kind or nature whatsoever.

"Merger Consideration" means $28.30 in cash.

"Non-U.S. Company Benefit Plan" means each Company Benefit Plan that is maintained outside the jurisdiction of the United States.

"NYSE" means the New York Stock Exchange.

"ordinary course of business" means the ordinary course of business consistent with past practice.

"Organizational Documents" means any corporate, partnership or limited liability organizational documents, including certificates or articles of incorporation, bylaws, certificates of formation, operating agreements (including limited liability company agreement and agreements of limited partnership), certificates of limited partnership, partnership agreements, stockholder agreements and certificates of existence, as applicable.
"Parent Material Adverse Effect" means any fact, circumstance, effect, change, event or development that has or would reasonably be expected to have a material and adverse effect on the ability of Parent or Merger Sub to timely consummate, or that would reasonably be expected to prevent or materially impede, interfere with or delay Parent or Merger Sub's timely consummation of, the transactions contemplated by this Agreement.
"Permit" means a franchise, license, permit, authorization, variance, exemption, order, registration, clearance or approval of a Governmental Entity.

"Permitted Liens" means (a) statutory Liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith (provided appropriate reserves required pursuant to GAAP have been made in respect thereof), (b) mechanics', carriers', workers', repairers' and similar statutory Liens arising or incurred in the ordinary course of business for amounts which are not delinquent or which are being contested by appropriate proceedings (provided appropriate reserves required pursuant to GAAP have been made in respect thereof), (c) covenants, conditions, restrictions, easements and other similar non-monetary matters of record affecting title to such Person's owned or leased real property, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person's businesses, (d) any right of way or easement related to utilities, public roads and highways, (e) Liens arising under workers' compensation, unemployment insurance, social security, retirement and similar laws and (f) Liens that have not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

"Person" means any natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

"Qualifying Termination" means a termination of an employee's employment by the Company, the Surviving Corporation, Parent or any of their respective Affiliates without Cause or a resignation by an employee for Good Reason.
"Release" means any release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the environment (including ambient and indoor air, surface water, groundwater, land surface, subsurface and sediments).

"SR Drive Technology" means the structure or methods of using or manufacturing any drive system making use of a switched reluctance motor, as well as all hardware and software components and Intellectual Property necessary to use the system in operation in heavy equipment, including but not limited to kinetic energy storage, controller, power source, power conversion and braking components.

"Subsidiary" of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, more than 50% of the equity interests of which) is owned directly or indirectly by such first Person.

"Tax Return" means all Tax returns, reports, or filings required to be filed with a Governmental Entity responsible for the administration of Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes.

"Taxes" means all federal, state, local or foreign taxes of any kind imposed by any Governmental Entity (including income, payroll, employment, unemployment, severance, environmental, occupation, premium, windfall profits, intangibles, license, customs, duties, fees, assessments or charges of any kind whatsoever, gross receipts, franchise, alternative minimum, sales, use, transfer, value added, VAT, excise, stamp, real property, personal property, capital stock, social security, withholding, and estimated taxes), together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such additions or penalties.

"U.S. Company Benefit Plan" means each Company Benefit Plan that is not a Non-U.S. Company Benefit Plan.

Section 1.02 Other Defined Terms. In addition to the defined terms set forth in Section 1.01 of this Exhibit A, each of the following capitalized terms has the respective meaning specified in the Section set forth opposite such term below:

Term	Section
Agreement Preamble	Preamble
Annual Bonus Plan	6.10(e)
Bankruptcy and Equity Exceptions	3.04
Book-Entry Shares	2.02(b)(i)
Cash LTI Award	2.03(b)
Certificate	2.02(b)(i)
Certificate of Merger	1.02
Closing	1.03
Closing Date	1.03
Collective Bargaining Agreement	3.10
Company	Preamble
Company Acquisition Agreement	5.02(b)
Company Adverse Recommendation Change	5.02(b)
Company Articles	3.01
Company Board	Recitals
Company Board Recommendation	3.04
Company Bylaws	3.01
Company Common Stock	2.01(a)(i)
Company Disclosure Schedule	Article III
Company Employee	6.10(a)
Company Financial Statements	3.06(a)
Company Indemnified Parties	6.09(a)
Company Indemnified Party	6.09(a)
Company Intervening Event	5.02(g)(iii)
Company Material Contract	3.15(a)
Company Projections	3.21
Company Reports	3.06(a)
Company Stockholder Approval	3.04
Company Stockholders Meeting	3.04
Company Subsidiaries	3.01
Company Takeover Proposal	5.02(g)(i)
Company Termination Fee	8.02(b)
Company Voting Debt	3.03(b)
Consent	3.05(b)
Continuation Period	6.10(a)
D&O Insurance	6.09(c)
DGCL	1.01
Dissenting Share	2.04(a)
EAR	3.12
Effective Time	1.02
End Date	8.01(b)
Environmental Permit	3.14(a)(i)
Equity Securities	3.03(b)
Exchange Act	3.05(b)(i)
Filing	3.05(b)
Final Purchase Date	2.03(c)
GAAP	3.06(a)
Guarantor	Preamble
HSR Act	3.05(b)(ii)
Insurance Policies	3.18
IRS	3.09(b)
ITAR	3.12
Legal Restraint	7.01(b)
Merger	1.01
Merger Sub	Preamble
Parent	Preamble
Parent Termination Fee	8.02(b)
Parties	Preamble
Paying Agent	2.02(a)
Payment Fund	3.03(a)
Preferred Stock	6.01(a)
Proxy Statement	5.02(d)
Recommendation Change Notice	5.02(a)
Representatives	3.05(a)
Required Consents	3.05(b)(ii)
Required Statutory Approvals	6.10(d)
Retention Program	6.03(d)(ii)
ROW Conclusion	3.12
Sanctions	3.05(b)(i)
SEC	3.05(b)(i)
Securities Act	5.02(g)(ii)
Superior Company Proposal	5.02(c)
Superior Proposal Notice	5.02(c)
Surviving Corporation	1.01
Takeover Statute	3.13
Transaction Litigation	6.03(a)